CTI MOLECULAR IMAGING, INC.

TWENTY TWENTY VISION

Twenty years ago, CTI Molecular Imaging was founded to fulfill the promise of PET (positron emission tomography). Innovation in technology and a sole focus on PET have made CTI Molecular Imaging the world's leader. The company's vision [illegible] the [illegible] of opportunities in [illegible] fast growing market for the next 20 years.

cti

Financial Highlights

(In millions, except employee data)	1999	2000	2001	2002	2003
Net revenue	$88.2	$124.0	$188.9	$258.4	$362.3
Research and development expenses	10.6	14.8	19.0	21.7	29.9
Income from operations	9.5	18.6	29.7	36.8	57.7
Net income (loss)	3.5	4.4	6.1	(3.4)	20.6
Total assets	92.3	143.0	207.8	351.7	425.0
Long-term debt and capital leases	3.1	36.9	73.1	26.7	18.7
Shareholders' equity	11.2	8.1	24.2	219.5	259.9
Net revenue per employee (in 000s)	327	308	361	370	396

R&D SPENDING



(in millions)
99 00 01 02 03

Continued investment in new technologies and services has made CTI Molecular Imaging the industry leader.

BACKLOG



(in millions)
03

Our integrated product offering and successful sales efforts have led to strong market share gains and backlog growth.

NET REVENUE


(in millions)
99 00 01 02 03

Selling our products and services to an expanding market and providing a "total solution" for our customers brought a 40% increase in net revenues in 2003, for a five-year CAGR of 45%.

INCOME FROM OPERATIONS


(in millions)
99 00 01 02 03

We have experienced growth in income from operations through gaining scale of operations, expanding our Total Solution program and entering new markets.



THE "PET ONLY" INDUSTRY LEADER

We are the industry leader – despite competition from larger companies – for several reasons. PET is our *only* business, which gives us a strong focus for growth. Every major PET innovation has been developed by an officer, director or employee of CTI Molecular Imaging – a track record we intend to continue. Our size makes us nimble – creating change rather than reacting to it. And we have large partners in Siemens, Toshiba and Hitachi, extending our own distribution capabilities.

Dear Fellow Stockholder:

In our first full year as a public company, we capitalized on CTI Molecular Imaging's 20 years of leadership in PET and improved our vision for the future.

Building on a Tradition of Innovation

The founders of CTI Molecular Imaging literally created the market for PET by introducing the first commercial scanner more than 20 years ago. In 2003, we extended our technological leadership.

We introduced the world's first 16-slice PET/CT scanner, using our proprietary LSO detector technology. The images it produces combine the benefits of PET – finding abnormalities at the molecular level, with the advantages of CT – providing detailed anatomical images. This advance put us about a year ahead of our competitors.

We incorporated PICO electronics into our scanners. Its greater processing speed allows us to take better advantage of LSO technology, resulting in faster scan times for patients and higher quality imaging.

We acquired Mirada Solutions Limited. Its medical imaging software now is incorporated into our PET and PET/CT scanner workstations sold by CTI Solutions. This gives clinicians greater analytical and diagnostic capabilities, so they can better detect and monitor patients' conditions.

We introduced the first high-resolution, high-speed PET/CT scanner. The HI-REZ PET/CT scanner was launched in December 2003. This new scanner has over twice as many pixels and three times better volumetric resolution – down to lesions of less than 5 mm in diameter – so abnormalities can be identified earlier, leading to better treatment.

> >

GROWTH STRATEGIES FOR 2004

We will use these strategies to make the most of our opportunities this year: ◦ Improve our operational execution by simplifying our business. ◦ Increase gross margins by reducing production costs and better positioning our scanners to earn a premium price for the superior performance they deliver. ◦ Strengthen our relationship with Siemens and our other partners to leverage the power of their resources.

Simplifying Our Organization

CTI Molecular Imaging had four strong business units entering 2003 – but we were not fully leveraging their leadership positions. On October 1, we combined them into three units: CPS Innovations, Detector Materials and CTI Solutions Group (see pages 8–9). This greater level of integration will help us improve our execution and truly market a "total solutions" approach to our customers. It also will provide a greater focus on growing our recurring revenue stream.

Strengthening Our Leadership Team

Three distinguished people with backgrounds in nanotechnology, molecular and medical pharmacology, and healthcare patient advocacy – Roy Doumani, Dr. James R. Heath and Hamilton Jordan, respectively – joined our board this year. We now have more of the leading scientific, medical and business thought leaders as resources to chart our strategy for growth. In addition, our strong management team has the best operational experience in the industry. I'm very pleased to lead this talented group.

Finding New Partners

Offering good lease financing alternatives to those who purchase our equipment is good business. During the year, we found a new partner in De Lage Landen Financial Services (DLL). This private-label lease finance company is backed by the strength of a AAA-rated parent company. As a result, our financing arm – CTI Capital – and our customers will benefit from a lower cost of capital.

We recently named Toshiba Medical Systems Corporation as a distributor for our PET products in Japan. Toshiba is a major player in radiology there, with an approximate 45% share of the CT market, giving us a strong entrance into Asia. This means CTI Molecular Imaging now reaches all of the major geographic regions in the world.

Continuing to Grow

During fiscal 2003, we achieved another year of record results in many key areas, including revenue and backlog. We experienced unsatisfactory erosion in our gross margin and have strategies in place to improve our profitability during fiscal 2004.

Our Vision for the Future

Succeeding in this industry requires us always to be thinking at least 10 years ahead. We believe the "next big thing" for PET will be developing proprietary molecular biomarkers for the emerging field of personalized medicine. This will allow doctors to develop treatments based on each patient's genetic makeup. We expect to begin making tangible progress in this area in fiscal 2004 – and to really put the "molecular" into CTI Molecular Imaging.

CTI's success to date – and the success we anticipate for the next 20 years – is the result of talented employees working with excellent partners to serve a growing customer base. All of us share this vision: to use creativity, technology and innovation to advance a patient's quality of life. We appreciate the support of our stockholders in helping to realize this, and we will continue working hard to increase the value of their investment in our company.

Ronald Nutt, Ph.D.
President, Chief Executive Officer
and Co-Founder
December 23, 2003

CTI Molecular Imaging expands its leadership in molecular imaging by strengthening its proprietary capabilities in all facets of the business. We have three distinct business operations with the competitive edge and specific strategies to promote growth.

2003 GROSS REVENUE


CPS Innovations
Detector Materials
CTI Solutions Group



CPS Innovations

> Develops and produces PET and PET/CT molecular imaging equipment

> A joint venture between CTI Molecular Imaging and Siemens Medical Solutions USA, Inc.



Detector Materials

> Researches and develops detector materials used in PET and PET/CT scanners

> Exclusively develops and produces LSO



CTI Solutions Group

CTI Solutions
PETNET Solutions
Mirada Solutions

> CTI Solutions markets, sells and services PET and PET/CT scanners, REVEAL-MVS™ medical imaging software, cyclotrons and related products and services

> PETNET Solutions researches, develops, produces and markets molecular biomarkers used in PET procedures

> Mirada Solutions develops and markets proprietary medical imaging software that aids in the detection, diagnosis and treatment planning capabilities of PET and other imaging modalities

Top image:
CPS Innovations is the leader in PET scanner development. Our scanners produce the highest quality PET and PET/CT images available.

Middle image:
A 13x13 array of 4 mm LSO crystals – the design behind our HI-REZ imaging.

Bottom image:
An Eclipse cyclotron, which produces molecular biomarkers for PET scans.

Competitive Strengths	Growth Strategies
> Leader and innovator: responsible for virtually all of the PET industry's major technological advances > Only equipment producer with access to LSO detector material, providing the fastest scan times > New high-resolution detector design offers a three-fold improvement in image resolution quality > Broad distribution network through leading diagnostic imaging providers, including CTI Solutions, Siemens, Hitachi and Toshiba	> Build on leading position by using superior scanner performance to continue increasing market share > Develop marketing strategies to advance the education level and adoption rate of PET > Seek strategic agreements to improve distribution network and cost competitiveness > Expand intellectual property surrounding the invention of PET/CT > Supply research scanners for molecular imaging
> Produces LSO crystals – offering the fastest scan times and highest resolution – that enable PET scan times up to twice as fast as the competing technology > Holds exclusive licensing agreement on LSO through 2008 > Holds several process patents to maintain its edge in manufacturing superior detector technologies	> Research and develop next-generation detectors to improve scanner performance > Work closely with CPS Innovations to ensure scanners take full advantage of LSO capabilities > Evaluate the option to sell LSO to other manufacturers
> Offers the industry's only Total Solution program: selling scanners with molecular biomarkers, marketing support, training, service and imaging workstations > Provides most complete line of high-performance LSO-based scanners and highest levels of service and reliability	> Maintain leadership position by educating the market on the superior technical capabilities of our LSO-based scanners and medical imaging software to meet customer and patient needs > Help customers build their businesses in oncology, cardiology and neurology through referring-physician education and provider support programs > Selectively expand direct distribution capabilities in Europe and Asia using customized approaches to each market
> Largest provider of molecular biomarkers for PET imaging in the U.S., with a nationwide network of PETNET pharmacies (39 in the U.S. and one in the U.K.) > Only U.S. provider with active R&D activities for proprietary biomarkers	> Continue to provide the highest levels of on-time delivery and reliability > Develop new proprietary molecular biomarkers to expand the scope of PET to new indications using internal R&D and research partnerships > Work with pharmaceutical firms to use PET in cost-effectively evaluating development-stage drugs
> Provides scanner workstations with powerful image analysis and fusion software that offer significantly better detection, analysis, diagnosis and management of disease	> Provide CTI with leading-edge software products and technologies for molecular imaging and expand successful relationships with other equipment and IT vendors

Twenty years ago, CTI Molecular Imaging was founded on a vision. What would it *mean to medicine if we could look into a* person's molecular structure to see if he or she had a disease – before an anatomical change or symptom appeared? And what if we could monitor treatment at the same level to see how it was working?

Answering those questions with PET has made CTI Molecular Imaging the industry leader.

World's Best PET Scanner Technology

Our proprietary LSO detectors enable our equipment to have scan times up to twice as fast as our competitors' scanners. Our new PICO electronics take advantage of LSO's speed to further reduce scan times by up to another 30%. The LSO HI-REZ technology we introduced in December 2003 is so accurate that it provides three times better volumetric resolution than our prior generation of LSO PET/CT scanners.

Broadest, Most Reliable Biomarker Distribution Network

With a network of 39 PETNET pharmacies in the U.S. – and six more planned for fiscal 2004 – we are almost four times the size of our largest competitor. This puts PETNET in every major U.S. market – and close to our customers. That means we will be able to provide patients with molecular biomarkers to help identify many cancers, neurological conditions, cardiac disease and other disorders, while building relationships and expanding our margins as the adoption rate for PET increases.



20/20 GROWTH

[illegible] and PET/CT are proving to be invaluable tools in [illegible] discovery and diagnosis of a variety of illnesses, [illegible] cancer and heart disease, as well as neuro[illegible] disorders such as Parkinson's disease and [illegible]heimer's disease.

CTI Molecular Imaging's Long-Term Growth Strategies

We plan to expand our leadership in molecular medicine by: • Working with multiple distributors to increase the geographic reach and market penetration of PET. • Using proprietary LSO detector materials to drive superior technological performance, gain market share and reduce product cost. • Building PET procedure volumes through innovative marketing initiatives. • Expanding PET into new indications by developing new proprietary molecular biomarkers.



PET has grown rapidly as a valuable diagnostic tool for both hospitals and outpatient diagnostic centers.



GROWTH





CTI's proprietary LSO crystals allow physicians to identify smaller abnormalities at an earlier stage than prior technologies.

Actively Developing New Molecular Biomarkers

PET is growing rapidly in three major medical specialties: oncology, neurology and cardiology. We are partnering with leading U.S. research institutions such as the University of California at Los Angeles, with which we jointly operate the LA Tech Center. This allows us to develop molecular biomarkers that will expand on our ability to diagnose and monitor diseases, including *cancer, cardiac disease, Alzheimer's disease* and Parkinson's disease. In addition, we are working with major pharmaceutical firms, such as Merck and GlaxoSmithKline, to help determine the promise and effectiveness of the drugs they develop. The result will be new, proprietary biomarkers that open new markets.

These characteristics make CTI unique in the industry today – and will provide strong opportunities for growth tomorrow.


Danielle Vangar
Sales Account Manager
CTI Solutions
2020

20/20 : TOTAL SOLUTIONS

Each of our customers has a unique set of needs. Whether the need is top-of-the-line scanners, lease financing, reliable service and maintenance, imaging software, on-time molecular biomarker delivery or assistance with the maze of reimbursement issues, we have the products, services and expertise to provide them with our Total Solution for their PET center needs. No other company can match the depth and breadth of what we provide."

➤ Focus on Total Solutions

While our competitors concentrate on selling scanners and providing upgrades and replacements, we focus on our customers' *needs*. CTI Molecular Imaging not only offers scanners, but flexible leasing alternatives, molecular biomarkers through PETNET Solutions, equipment maintenance, REVEAL-MVS™ imaging software to analyze images, and training and marketing so customers can build their referral base — and their businesses. By helping our customers succeed, we create a recurring and more predictable revenue stream which benefits stockholders.



REVEAL-MVS software from Mirada Solutions provides sophisticated image analysis tools to help physicians diagnose illness and plan treatment.



TOTAL SOLUTIONS



x2

PETNET is the only national network of pharmacies that distributes the short-lived PET molecular biomarkers such as FDG.


Lisa Baird
Marketing Communications Manager
CPS Innovations

"We have established LSO as a well-recognized brand name synonymous with speed, quality and unmatched resolution. In addition, we have pursued a multi-distributor strategy that has served to maximize our market reach into new segments and geographies. We know the market potential for PET is huge, and we're constantly developing innovative ways to transform this potential into a reality."

➤ Maximize Market Opportunities

Today, PET accounts for about 1% of all U.S. diagnostic imaging procedures. With increased awareness of PET in the medical community, we believe this percentage will increase dramatically, and we have a number of strategies to maximize our market potential. By using multiple distributors — in addition to CTI's in-house sales force — we have the greatest geographic reach in the industry. We are building awareness of PET and PET/CT among doctors through creative marketing campaigns. And we continue to work closely with government agencies to expand reimbursement of PET procedures.

We have significantly raised the awareness among physicians of the importance of quality images produced from LSO's faster scanning and higher resolution capabilities.



Normal brain | Alzheimer's brain

OPPORTUNITIES


LSO
HI-REZ

PET allows doctors to see [illegible] activity in the brain and the [illegible] of Alzheimer's disease in [illegible] stages. This is one of the [illegible] exciting opportunities for [illegible] future growth of PET.

/20



Chuck Melcher
Director, Research and Development
Detector Materials



20/20 : LEADERSHIP

CTI Molecular Imaging has unmatched technical resources for developing and improving the capabilities of PET. In fact, for the last 20 years, virtually every major development in PET and PET/CT was pioneered by the people of CTI. The most exciting thing about our company is not what we make today – it's what we make possible for tomorrow.

Lead the Future

We have seen the future, and it is personalized medicine. With the decoding of the human genome, diagnostics and therapies can be customized for each patient. Because PET can identify changes at the molecular level, it is positioned to become the imaging technology of choice as personalized medicine evolves. CTI Molecular Imaging is taking steps to make this possible — working on new molecular biomarkers and the next generation of PET scanners — extending its tradition of leadership.



2O

REZ technology prov
earlier-stage disease
smaller abnormaliti
scans of the same
nsillar cancer.[1]



Traditional BGO
LSO HI-REZ





LEADERSHIP

The future of PET is personalized, predictive, preventative medicine customized for each individual.



[1] Scans courtesy of Dr. David Townsend, University of Tennessee Medical Center.



Executive Team

(photo: clockwise, starting front center)

Ronald Nutt, Ph.D.
President and Chief Executive Officer

Cliffreda W. Gilreath
Senior Vice President of Operations

David N. Gill
Senior Vice President and
Chief Financial Officer

Thomas J. Hook
Senior Vice President, and
President, CTI Solutions Group

R. Gregory Brophy
President, CPS Innovations

Board of Directors

Terry D. Douglass, Ph.D.
Chairman and Co-Founder of CTI

Roy Doumani
Chief Operating Officer,
California NanoSystems Institute

Bernd Haetzel
Vice President of Finance and Administration,
Oncology Care Systems Group of Siemens
Medical Solutions USA, Inc.

James R. Heath, Ph.D.
Elizabeth W. Gilloon Professor of Chemistry
at the California Institute of Technology
and Professor of Molecular and Medical
Pharmacology at UCLA

Leroy Hood, M.D., Ph.D.
Founder, President and Director,
The Institute for Systems Biology

Hamilton Jordan
Former White House Chief of Staff
and Entrepreneur

William W. McInnes
Former Vice President of Finance and
Treasurer, Hospital Corporation of America

Ronald Nutt, Ph.D.
President, Chief Executive Officer and
Co-Founder of CTI

Michael E. Phelps, Ph.D.
Norton Simon Professor and Chair of
the UCLA Department of Molecular and
Medical Pharmacology and Co-Founder
of CTI

Financial Review Table of Contents

> Forward-Looking Statements

Certain matters discussed in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, which may be identified by words such as "believe," "expect," "anticipate," "intend," "forecast" or similar expressions, include statements regarding: the Company's growth, growth in the market for PET products and services, PET procedures for which third-party reimbursement may become available, the Company's ability to develop and bring to market new technologies and any other matters that necessarily depend upon future events. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that forward-looking statements will prove to be accurate. Important factors that could cause actual results to differ materially from those anticipated in forward-looking statements include: competition, reimbursement policies of third-party payors, Siemens' option to purchase a majority interest in the Company's subsidiary that develops and manufactures PET scanners, market acceptance and utilization of PET products in general and the Company's products and services in particular, seasonality of capital equipment sales, risks associated with the Company's foreign operations, and legislative and regulatory developments. The Company undertakes no obligation to update or revise any forward-looking statements. Further information regarding risks, uncertainties and other factors that could adversely affect the Company or cause actual results to differ materially from those anticipated in forward-looking statements are included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 and in the other reports and documents that the Company files with the SEC.

> Selected Financial Data

For the Year Ended September 30 (In thousands, except per share amounts)	**2003**	2002	2001	2000	1999
Consolidated Statement of Operations Data:					
Net revenue	**$362,289**	$258,395	$188,877	$124,026	$88,247
Costs and expenses					
Cost of revenues	**219,127**	150,654	110,249	68,372	52,711
Selling, general and administrative expenses	**52,221**	37,069	29,433	21,751	15,430
Research and development expenses	**29,931**	21,658	18,985	14,845	10,605
Write-off of in-process research and development	**1,380**	–	–	–	–
Stock-based compensation expenses	**1,909**	12,250	538	503	–
Income from operations	**57,721**	36,764	29,672	18,555	9,501
Warrant liability mark-to-market expense	–	8,902	3,921	3,174	–
Interest expense, net	**804**	4,148	3,767	2,300	1,029
Provision for income taxes	**22,935**	14,590	9,930	3,875	1,465
Minority interest expense, net of taxes	**15,387**	12,969	6,366	4,453	3,035
Net income (loss)	**20,563**	(3,419)	6,116	4,378	3,482
Earnings (loss) per common share:					
Basic	**$ 0.47**	$ (0.25)	$ 0.15	$ 0.10	$ 0.13
Diluted	**$ 0.44**	$ (0.25)	$ 0.13	$ 0.09	$ 0.11
Weighted average shares outstanding:					
Basic	**43,351,390**	32,497,070	27,860,086	25,243,051	27,269,253
Diluted	**46,457,355**	32,497,070	31,340,041	28,440,078	30,309,014

As of September 30 (In thousands)	**2003**	2002	2001	2000	1999
Balance Sheet Data:					
Total assets	**$425,048**	$351,709	$207,781	$143,041	$92,345
Long-term debt and capital leases	**18,688**	26,730	73,122	36,878	3,102
Redeemable preferred stock	–	–	7,740	7,397	7,084
Convertible redeemable preferred stock	–	–	5,040	4,230	3,542
Stockholders' equity	**$259,853**	$219,489	$ 24,157	$ 8,110	$11,217

> Overview

We are a leading manufacturer of positron emission tomography imaging equipment and related products used in the detection and treatment of cancer, cardiac disease and neurological disorders. Positron emission tomography, or PET, is a medical imaging technology that offers the distinct advantage of imaging at the molecular level thereby allowing physicians to diagnose and treat a broad range of diseases earlier and more accurately than other medical imaging technologies. We also provide a comprehensive array of services that facilitate entry by health care providers into the business of PET imaging. Our line of PET products and services includes scanners, cyclotrons, detector materials, production and distribution of radiopharmaceuticals, and distribution and related support services.

Historically, the majority of our consolidated revenues, gross margin and net income has been attributable to our CPS segment. Our strategy includes plans for growing our other segments over time with a goal of having greater than 50% of our gross revenues and net income being derived from such other segments by 2006, the expected year that Siemens could first close on the exercise of its option to purchase CPS. This strategy contemplates the following initiatives: (1) expansion of our PETNET radiopharmaceutical distribution network to meet market needs; (2) direct distribution of PET scanners by CTI; (3) development of new proprietary radiopharmaceuticals; (4) growth of our service contract business; and (5) addition of new products and services, such as Mirada workstations.

Segments

We operate in four segments for financial reporting purposes: CPS, PETNET, Detector Materials and CTI Services. In addition, we have other business operations that are not classified as separate segments for financial reporting purposes, including general corporate activities. Effective October 1, 2003, the PETNET and CTI Services segments have been combined to reflect organizational changes. In future fiscal reporting periods, these two segments will be reported as one segment, CTI Solutions.

CPS

Our CPS segment includes the development, production and sale of PET and PET/CT scanners. We conduct this business through our subsidiary, CTI PET Systems, Inc., which does business as CPS Innovations (CPS) and which was formed in 1987 as a joint venture with Siemens Medical Solutions USA, Inc., a wholly owned subsidiary of Siemens, AG. We own 50.1% of CPS, and Siemens owns the remaining 49.9%.

From 1987 until April 2001, the products of CPS were distributed exclusively by Siemens. Under this distribution agreement, CPS received and recognized revenue in an amount equal to the price to the customer, and we paid Siemens a fee to cover its selling, marketing and distribution costs. These fees were reported as costs of revenues and selling expenses in our consolidated statements of operations. Under this agreement, we set the price to the end customer, had ultimate liability to the end customer for product performance and retained credit risk associated with sales to end customers.

In April 2001, we implemented a multiple-distributor strategy for CPS by commencing direct distribution and by pursuing additional third-party distributor agreements. In November 2001, we added Hitachi Medical Systems America, Inc. as a third-party distributor of CPS's products, and in October 2003, we added Toshiba Medical Systems Corporation as a third-party distributor of CPS's products in Japan. Following our implementation of the multiple-distributor strategy, we began receiving and recording revenue from sales made through third-party distributors in an amount equal to the price to the distributor and ceased paying fees to distributors to cover their selling, marketing and distribution costs. Under these agreements, we set the price to distributors who set their own price to the end customer. We do not bear credit risk associated with sales made by the distributors to end customers.

The scanners manufactured by CPS have ranged historically in customer price from $800,000 to $2.4 million and offer customers a broad range of throughput times, resolutions and image quality.

PETNET

Our PETNET segment consists of our business of developing, producing and distributing radiopharmaceuticals and providing certain PET-related services such as reimbursement education, radiation safety consulting, licensure assistance and marketing assistance. We conduct this business through our subsidiary, PETNET Pharmaceuticals, Inc.

We currently operate 39 PETNET radiopharmacies in the U.S. and 1 radiopharmacy in the United Kingdom. Thirteen of these radiopharmacies operate cyclotrons owned by other parties, or hosts, pursuant to contracts. These host contracts vary but typically require us to provide radiopharmaceuticals to the host at below market prices while also allowing us to use the host's facility to manufacture and distribute radiopharmaceuticals commercially to third parties. In addition, we typically compensate the host for the use of the cyclotron. The 40 radiopharmacies PETNET operates also include three radiopharmacies we do not consolidate. While PETNET owns 50.1% of these radiopharmacies, we do not exert significant influence to control the activities of these three radiopharmaceutical production and distribution facilities.

Detector Materials

Our Detector Materials segment includes our business of developing, manufacturing and selling detector materials for use in PET scanners. We conduct this business through an unincorporated division of CTI called CTI Detector Materials, and a wholly owned subsidiary named Advanced Crystal Technology, LLC (ACT), acquired in July 1999.

Our Detector Materials division has certain exclusive rights to the development and manufacturing of our current-generation detector material called lutetium oxyorthosilicate, or LSO. We obtained an exclusive license from Schlumberger Technology Corporation with respect to LSO in February 1995. The rights terminate upon the expiration of Schlumberger's patents for LSO, which are expected to expire in October 2008. We have invested significant capital in our Detector Materials segment in order to meet expected increased demand for detector materials as the PET market continues to grow. ACT previously manufactured bismuth germanate, or BGO, the primary detector material used in PET scanners manufactured by CPS prior to the introduction of LSO.

CTI Services

Our CTI Services segment includes CTI's division that distributes and installs PET scanners manufactured by CPS; CTI's division that manufactures, sells and installs cyclotrons; CTI's subsidiary that manufactures and sells calibration sources; CTI's domestic product service division; CTI's subsidiaries in Germany, Spain, Italy and the United Kingdom that distribute and service our products in Europe; our subsidiary in South Korea that distributes our services and products in South Korea; and Mirada Solutions Limited which develops and sells imaging workstations and which we acquired in August 2003.

Components of Revenues and Expenses

Revenues

Our revenue is derived primarily from sales of PET products and services. Revenue for scanners, detector materials, radiopharmaceuticals, calibration sources and spare parts is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, and collectibility is probable. Delivery is considered to have occurred upon either shipment or arrival at destination depending on shipping terms. Amounts attributable to the installation of scanners are deferred and recognized upon completion of installation. Most of the revenue for detector materials is from sales to CPS and, therefore, is eliminated in consolidation for financial reporting purposes. Effective July 1, 2003, in conjunction with the implementation of Emerging Issues Task Force (EITF) 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*, revenue for cyclotron systems is recognized upon shipment of the equipment with amounts attributable to installation of the systems deferred until completion of installation. Revenue for service contracts is recognized ratably over the period the service is provided.

Cost of Revenues

Our scanners, cyclotrons, detector materials, calibration sources and spare parts are manufactured at our facilities in Knoxville and Rockford, Tennessee. Our radiopharmaceuticals are manufactured at 40 PETNET radiopharmacies. We employ a network of PET field service engineers to service our installed base of scanners and cyclotrons.

Cost of revenues consists primarily of purchase cost of materials; expenses related to internal operations of the manufacturing and service organizations; expenses related to technical support and maintenance; expenses related to shipping, installation, acceptance and warranty of our products; royalties payable under technology licenses; and fixed-asset depreciation, primarily for our detector materials and radiopharmacies.

Operating Expenses

Selling, General and Administrative. Selling, general and administrative expenses consist primarily of salaries, commissions and related expenses for personnel engaged in sales, general and administrative activities; costs associated with advertising, trade shows, promotions and other marketing activities; and legal and accounting fees for professional services.

Research and Development. Significant investment in research and development has been made, and we believe will continue to be required, to develop new products and enhance existing products to allow us to further penetrate the PET market. These expenses consist primarily of salaries and related personnel expenses; expenditures for prototype materials and supplies; overhead invested in product development; legal costs associated with filing of patents and regulatory matters; and research grants and consulting fees to various third parties.

> Results of Operations

The following table shows revenues; cost of revenues; selling, general and administrative expenses; research and development expenses; stock-based compensation; and income (loss) from operations for all segments, expressed in millions of dollars.

Year Ended September 30,	2003	2002	2001
Revenues:			
CPS	**$247.7**	$189.0	$133.6
PETNET	**74.9**	55.6	35.6
Detector Materials	**55.2**	29.2	18.4
CTI Services	**125.8**	65.6	41.7
Intercompany eliminations	**(141.3)**	(81.0)	(40.4)
Total	**362.3**	258.4	188.9
Cost of revenues:			
CPS	**167.9**	118.8	79.2
PETNET	**51.9**	40.3	27.0
Detector Materials	**26.1**	18.4	11.5
CTI Services	**110.2**	48.2	30.4
Intercompany eliminations	**(137.0)**	(75.1)	(37.8)
Total	**219.1**	150.6	110.3
Selling, general and administrative expenses:			
CPS	**11.8**	10.8	18.6
PETNET	**13.9**	11.2	5.0
Detector Materials	**2.3**	1.2	0.8
CTI Services	**23.1**	12.8	4.9
Corporate and other	**1.1**	1.1	0.1
Total	**52.2**	37.1	29.4
Research and development expenses:			
CPS	**19.7**	15.7	14.6
PETNET	**5.2**	3.2	1.7
Detector Materials	**0.9**	1.0	0.5
CTI Services	**3.9**	1.8	2.2
Corporate and other	**0.2**	–	–
Total	**29.9**	21.7	19.0
Write-off of in-process research and development:			
Corporate and other	**1.4**	–	–
Stock-based compensation:			
CPS	**0.3**	3.9	0.4
PETNET	**0.3**	1.4	–
Detector Materials	**–**	1.6	–
CTI Services	**0.6**	2.3	0.1
Corporate and other	**0.7**	3.0	–
Total	**1.9**	12.2	0.5
Income (loss) from operations:			
CPS	**48.0**	39.8	20.8
PETNET	**3.6**	(0.5)	1.9
Detector Materials	**25.9**	7.0	5.6
CTI Services	**(12.0)**	0.5	4.1
Corporate and other	**(7.7)**	(10.0)	(2.7)
Total	**$ 57.8**	$ 36.8	$ 29.7

The following table shows revenues and income (loss) from operations for all segments, expressed as a percentage of consolidated revenues and consolidated income (loss) from operations, respectively.

Year Ended September 30,	2003	2002	2001
Revenues:			
CPS	**68.4%**	73.1%	70.7%
PETNET	**20.7**	21.5	18.9
Detector Materials	**15.2**	11.3	9.7
CTI Services	**34.7**	25.4	22.1
Intercompany eliminations	**(39.0)**	(31.3)	(21.4)
Total	**100.0%**	100.0%	100.0%
Income (loss) from operations:			
CPS	**83.0%**	108.1%	70.0%
PETNET	**6.2**	(1.4)	6.4
Detector Materials	**44.8**	19.0	18.9
CTI Services	**(20.7)**	1.4	13.8
Intercompany eliminations	**(13.3)**	(27.1)	(9.1)
Total	**100.0%**	100.0%	100.0%

The following table shows revenues; cost of revenues; selling, general and administrative expenses; research and development expenses; stock-based compensation expenses and income from operations for all segments, expressed as a percentage of segment revenues.

Year Ended September 30,	2003	2002	2001
CPS:			
Revenues	**100.0%**	100.0%	100.0%
Cost of revenues	**67.8**	62.8	59.3
Selling, general and administrative	**4.8**	5.7	13.9
Research and development	**8.0**	8.3	10.9
Stock-based compensation	**0.1**	2.1	0.3
Income (loss) from operations	**19.3%**	21.1%	15.6%
PETNET:			
Revenues	**100.0%**	100.0%	100.0%
Cost of revenues	**69.3**	72.5	75.8
Selling, general and administrative	**18.6**	20.1	14.1
Research and development	**6.9**	5.8	4.8
Stock-based compensation	**0.4**	2.5	–
Income (loss) from operations	**4.8%**	(0.9)%	5.3%
Detector Materials:			
Revenues	**100.0%**	100.0%	100.0%
Cost of revenues	**47.3**	63.0	62.5
Selling, general and administrative	**4.2**	4.1	4.3
Research and development	**1.6**	3.4	2.7
Stock-based compensation	**–**	5.5	–
Income (loss) from operations	**46.9%**	24.0%	30.5%
CTI Services:			
Revenues	**100.0%**	100.0%	100.0%
Cost of revenues	**87.6**	73.5	72.9
Selling, general and administrative	**18.3**	19.5	11.8
Research and development	**3.1**	2.7	5.3
Stock-based compensation	**0.5**	3.5	0.2
Income (loss) from operations	**(9.5)%**	0.8%	9.8%

> Year Ended September 30, 2003 Compared with Year Ended September 30, 2002

Revenues

Revenues for the year ended September 30, 2003 were $362.3 million, an increase of $103.9 million, or 40.2%, from $258.4 million in 2002.

CPS. Revenues for the year ended September 30, 2003 were $247.7 million, an increase of $58.7 million, or 31.1%, from $189.0 million in 2002. The increase in revenues was driven primarily by an increase in unit sales of scanners from 146 units in 2002 to 179 units in 2003 and, to a lesser extent, by an increase in sales of parts and services. In addition to the increase in units sold, average scanner sales price also increased from 2002 due to a shift in sales mix from PET to PET/CT units. Intersegment revenues accounted for 30.6% and 20.0% of total CPS revenues for the years ended September 30, 2003 and 2002, respectively. Intersegment revenues increased as a percentage of revenues as a result of sales to CTI Services under the new multiple-distributor arrangement.

PETNET. Revenues for the year ended September 30, 2003 were $74.9 million, an increase of $19.3 million, or 34.7%, from $55.6 million in 2002. The increase in revenue was due primarily to the growth of dose shipments driven by continued increase in PET utilization and the opening of new PETNET radiopharmacies. To a lesser extent, increases were also attributable to approximately $5.4 million in sales of the MicroPET animal scanners. PETNET delivered approximately 58.4% more doses, excluding doses sold to hosts and doses sold by unconsolidated radiopharmacies, during the year ended September 30, 2003 compared with the year ended September 30, 2002. The increase in doses delivered was offset partially by a decrease in average revenue per dose. PETNET had no intersegment revenues for the years ended September 30, 2003 and 2002.

Detector Materials. Revenues for the year ended September 30, 2003 were $55.2 million, an increase of $26.0 million, or 89.0%, from $29.2 million in 2002. Intersegment revenues accounted for 94.8% and 96.4% of total Detector Material revenues for the years ended September 30, 2003 and 2002, respectively. The growth in revenues was due primarily to growth in unit shipment volume of LSO-based scanners.

CTI Services. Revenues for the year ended September 30, 2003 were $125.8 million, an increase of $60.2 million, or 91.8%, from $65.6 million in 2002. The increase in revenues was due primarily to an increase in direct distribution sales of PET and PET/CT scanners by CTI Services, purchased from CPS. Intersegment revenues accounted for 10.6% and 22.7% of total CTI Services revenues for the years ended September 30, 2003 and 2002, respectively. Intersegment revenues decreased as a percentage of revenues due to an increase in third-party sales of PET and PET/CT scanners through CTI Services' direct distribution efforts and fewer intersegment sales of cyclotrons to PETNET. As described in note 2 to the financial statements, effective July 1, 2003 the Company implemented EITF 00–21, *Accounting for Revenue Arrangements with Multiple Deliverables*, and recognized $2.5 million of revenue on cyclotron sales that would have been deferred under previous accounting guidance.

Intercompany Eliminations. Intercompany revenues that were eliminated in consolidation for the year ended September 30, 2003 were $141.3 million, an increase of $60.3 million, or

74.4%, from $81.0 million in 2002. The increase in revenue eliminations was due primarily to increased sales of detector materials to CPS, as well as increased sales of PET and PET/CT scanners to CTI Services from CPS.

Cost of Revenues

Cost of revenues for the year ended September 30, 2003 was $219.1 million, an increase of $68.5 million, or 45.5%, from $150.6 million for 2002. Cost of revenues for the year ended September 30, 2003 was 60.5% of revenues compared with 58.3% for 2002.

CPS. Cost of revenues for the year ended September 30, 2003 was $167.9 million, an increase of $49.1 million, or 41.3%, from $118.8 million for 2002. Cost of revenues for the year ended September 30, 2003 increased to 67.8% of revenues compared with 62.8% of revenues for 2002. The increase in cost of revenues as a percentage of revenues is due primarily to two factors. First, a larger percentage of units was sold under the terms of the multiple distributor agreements which reflect transfer prices from CPS and thus have lower gross margins. In 2002, many sales carried retail sales prices and higher gross margins under the previous distribution agreement with Siemens. Second, a change in sales mix from PET to PET/CT units which generally carry higher manufacturing costs also contributed to the increase in cost of revenues as a percentage of revenues.

PETNET. Cost of revenues for the year ended September 30, 2003 was $51.9 million, an increase of $11.6 million, or 28.8%, from $40.3 million in 2002. The increase in cost of revenues was due primarily to an increase in current-year sales of MicroPET scanners. Cost of revenues for the year ended September 30, 2003 decreased to 69.3% of revenues from 72.5% of revenues for 2002. The decrease in cost of revenues as a percentage of revenues was due to higher utilization of production and distribution resources to support the increase in the volume of doses delivered.

Detector Materials. Cost of revenues for the year ended September 30, 2003 was $26.1 million, an increase of $7.7 million, or 41.8%, from $18.4 million for 2002. The increase in cost of revenues was due primarily to the similar increase in revenues. Cost of revenues for the year ended September 30, 2003 decreased to 47.3% of revenues compared with 63.0% of revenues for 2002. The decrease in cost of revenues as a percentage of revenues was due to the shift in sales mix from BGO to LSO detector materials as well as increased efficiency and production improvements concurrent with the ramp-up of manufacturing operations to meet the growing demand for LSO-based detector materials.

CTI Services. Cost of revenues for the year ended September 30, 2003 was $110.2 million, an increase of $62.0 million, or 128.6%, from $48.2 million for 2002. The increase in cost of revenues was due primarily to an increase in scanner units sold. Cost of revenues for the year ended September 30, 2003 increased to 87.6% of revenues compared with 73.5% of revenues for 2002. The increase in cost of revenues as a percentage of revenues results from a shift in sales mix to direct distribution of PET scanners purchased from CPS. The percentage of CTI Services' sales coming from the direct distribution of scanners purchased from CPS, which business carries a lower gross margin than sales of cyclotrons or service contracts, more than doubled in 2003 over 2002. In addition to the shift in sales mix to more direct sales, competitive pricing pressure drove a decrease in the average scanner sales price, collectively resulting in the increased cost of revenues as a percentage of revenues. We believe the increased competitive pricing is expected to continue through at least the first half of fiscal 2004.

Intercompany Eliminations. Intercompany cost of revenues that were eliminated in consolidation for the year ended September 30, 2003 were $137.0 million, an increase of $61.9 million, or 82.4%, from $75.1 million in 2002. Cost of revenues eliminated for the year ended September 30, 2003 increased to 37.8% of revenues compared with 29.1% of revenues for 2002. The increase in revenue eliminations was due primarily to increased sales of detector materials to CPS, as well as increased sales of PET and PET/CT scanners to CTI Services from CPS.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended September 30, 2003 were $52.2 million, an increase of $15.1 million, or 40.7%, from $37.1 million for 2002. Selling, general and administrative expenses for the years ended September 30, 2003 and 2002 were 14.4% of revenues.

CPS. Selling, general and administrative expenses for the year ended September 30, 2003 were $11.8 million, an increase of $1.0 million, or 9.3%, from $10.8 million in 2002. Selling, general and administrative expenses for 2003 were 4.8% of revenues compared with 5.7% in 2002. The decrease was due to the impact of the new distribution arrangements implemented in connection with the multiple-distributor strategy, pursuant to which all of the selling costs and a substantial part of the marketing costs shifted from CPS to its distributors.

PETNET. Selling, general and administrative expenses for the year ended September 30, 2003 were $13.9 million, an increase of $2.7 million, or 24.1%, from $11.2 million for 2002. The increase was due primarily to additional personnel and increased marketing expenses to support a PET education program for referring physicians. Selling, general and administrative expenses for 2003 were 18.6% of revenues compared with 20.1% in 2002.

Detector Materials. Selling, general and administrative expenses for the year ended September 30, 2003 were $2.3 million, an increase of $1.1 million, or 91.7%, from $1.2 million for 2002. As a percentage of revenues, selling, general and administrative expenses were 4.2% and 4.1% for 2003 and 2002, respectively. The increases were related primarily to increased administrative expenses to support significant sales growth.

CTI Services. Selling, general and administrative expenses were $23.1 million for the year ended September 30, 2003, an increase of $10.3 million, or 80.5%, from $12.8 million for 2002. A portion of this increase was due to the Company recording $0.5 million of bad debt expense to reserve for the outstanding accounts receivable balances for two scanner sales that were only partially funded by the sales financing company, DVI Financial Services, Inc. (DVI), prior to its entering into bankruptcy.

Selling, general and administrative expenses for the year ended September 30, 2003 were 18.3% of revenues compared with 19.5% of revenues for 2002. A significant portion of this relative percentage decrease was related to an increase in revenues from the direct distribution of PET and PET/CT scanners purchased from CPS.

Corporate and Other. Selling, general and administrative expenses not allocated to a financial reporting segment for the years ended September 30, 2003 and 2002 were $1.1 million.

Research and Development Expenses

Research and development expenses for the year ended September 30, 2003 were $29.9 million, an increase of $8.2 million, or 37.8%, from $21.7 million for 2002. Research and development expenses for the year ended September 30, 2003 were 8.3% of revenues compared with 8.4% for 2002.

CPS. Research and development expenses for the year ended September 30, 2003 were $19.7 million, an increase of $4.0 million, or 25.5%, from $15.7 million in 2002. CPS continued to invest in new scanner technology, with the increases in 2003 devoted primarily to PET/CT and LSO scanner developments. Research and development expenses for 2003 were 8.0% of revenues compared with 8.3% in 2002.

PETNET. Research and development expenses for the year ended September 30, 2003 were $5.2 million, an increase of $2.0 million, or 62.5%, from $3.2 million for 2002. Research and development expenses for 2003 were 6.9% of revenues compared with 5.8% in 2002. The increases were due to a higher investment in radiopharmaceutical research and development, which resulted in the addition of personnel and consulting expenses. We expect research and development expenses in our PETNET segment to continue to increase as a percentage of revenues as we continue to pursue the development of new radiopharmaceuticals.

Detector Materials. Research and development expenses for the year ended September 30, 2003 were $0.9 million, a decrease of $0.1 million, or 10.0%, from $1.0 million for 2002. As a percentage of total revenues, research and development expenses for the year ended September 30, 2003 decreased to 1.6% from 3.4% for 2002. The relative percentage decrease resulted from the significant increase in revenues.

CTI Services. Research and development expenses for the year ended September 30, 2003 were $3.9 million, an increase of $2.1 million, or 116.7%, from $1.8 million for 2002. Research and development expenses for the year ended September 30, 2003 were 3.1% of revenues compared with 2.7% for 2002. The increases were due to the continued development of our Reveal Network Solutions and Mirada workstations.

Write-off of In-Process Research and Development

In connection with the acquisition of Mirada Solutions Limited in August 2003 we recorded a $1.4 million, one-time, non-cash write-off of in-process research and development.

Stock-Based Compensation Expense

Stock-based compensation expense for the year ended September 30, 2003 was $1.9 million, a decrease of $10.3 million, or 84.4%, from $12.2 million for 2002. Stock-based compensation expense for the year ended September 30, 2003 was 0.5% of revenues compared with 4.7% in 2002. In 2002, stock-based compensation expense included charges primarily for vested options granted with exercise prices below the fair market value of our stock. No similar grants were issued in 2003. During the fourth quarter of the year ended September 30, 2002, our subsidiary companies agreed to reimburse our parent company for the respective amounts of stock-based compensation expense attributable to such companies.

CPS. Stock-based compensation expense for the year ended September 30, 2003 was $0.3 million, a decrease of $3.6 million, or 92.3%, from $3.9 million in 2002. Stock-based compensation expense for the year ended September 30, 2003 was 0.1% of revenues compared with 2.1% in 2002.

PETNET. Stock-based compensation expense for the year ended September 30, 2003 was $0.3 million, a decrease of $1.1 million, or 78.6%, from $1.4 million in 2002. Stock-based compensation expense for the year ended September 30, 2003 was 0.4% of revenues compared with 2.5% in 2002.

Detector Materials. No stock-based compensation expense was incurred for the year ended September 30, 2003 compared with $1.6 in 2002. Stock-based compensation expense for the year ended September 30, 2002 was 5.5% of revenues.

CTI Services. Stock-based compensation expense for the year ended September 30, 2003 was $0.6 million, a decrease of $1.7 million, or 73.9%, from $2.3 million for 2002. Stock-based compensation expense for the year ended September 30, 2003 was 0.5% of revenues compared with 3.5% in 2002.

Corporate and Other. Stock-based compensation expense not allocated to a financial reporting segment for the year ended September 30, 2003 was $0.7 million, compared with $3.0 million in 2002.

Income (Loss) from Operations

Income from operations for the year ended September 30, 2003 was $57.8 million, an increase of $21.0 million, or 57.1%, from $36.8 million for 2002. Income from operations for the year ended September 30, 2003 was 16.0% of revenues compared with 14.2% for 2002.

CPS. Income from operations for the year ended September 30, 2003 was $48.0 million, an increase of $8.2 million, or 20.6%, from $39.8 million for 2002. Income from operations for the year ended September 30, 2003 was 19.3% of revenues compared with 21.1% for 2002. This decrease in operating profit margins is due primarily to the lower transfer prices on units sold under the new multiple-distributor agreements and higher manufacturing costs of PET/CT scanners.

PETNET. Income from operations for the year ended September 30, 2003 was $3.6 million, an increase of $4.1 million, from $(0.5) million for 2002. Income from operations for the year ended September 30, 2003 was 4.8% of revenues compared with (0.9)% for 2002. These increases were caused in part by the results of fiscal 2002 including $1.3 million in non-recurring losses related to the early extinguishment of debt. The remaining increase in operating margins is primarily the result of an increase in gross profit margins.

Detector Materials. Income from operations for the year ended September 30, 2003 was $25.9 million, an increase of $18.9 million, from $7.0 million for 2002. Income from operations for the year ended September 30, 2003 was 46.9% of revenues compared with 24.0% for 2002. The increase resulted primarily from decreased stock-based compensation expense in 2003 and increased gross profit margins.

CTI Services. Income (loss) from operations for the year ended September 30, 2003 was $(12.0) million, a decrease of $12.5 million, from $0.5 million for 2002. Income (loss) from operations for the year ended September 30, 2003 was (9.5)% of revenues compared with 0.8% for 2002. The loss from operations for the year ended September 30, 2003 was due partially to the costs associated with developing our business as a direct distributor of PET and PET/CT scanners. Additionally, competitive pricing pressure drove a decrease in the average scanner sales price, which resulted in lower gross margins.

Corporate and Other. The loss from operations for the year ended September 30, 2003 was $7.7 million, a decrease of $2.3 million from a loss of $10.0 million for 2002. The decrease in loss from operations resulted from decreased stock-based compensation expense in 2003.

Warrant Liability Mark to Market

Warrants with put rights were marked to market for changes in the fair market value of our common stock. The warrant liability mark-to-market expense for the year ended September 30, 2002 was $8.9 million. These warrants were exercised on March 29, 2002.

Interest Expense, Net

Interest expense, net, for the year ended September 30, 2003 was $0.8 million, a decrease of $3.3 million, or 80.5%, from $4.1 million for 2002. The decrease resulted from lower interest expense due to substantial long-term debt repayments and an increase in interest income due to an increase in cash equivalents and marketable securities investments after our initial public offering in June 2002.

Provision for Income Taxes

The effective tax rate for the years ended September 30, 2003 and 2002 was 38.9% and 60.4%, respectively. The effective rate was higher in 2002 because the warrant liability mark-to-market expense of $8.9 million and $8.8 million of the $12.2 million of stock-based compensation expense were not tax-deductible.

Minority Interest Expense

The minority interest expense for the year ended September 30, 2003 was $15.4 million, an increase of $2.4 million, or 18.5%, from $13.0 million for 2002. The increase was due to the increase in the net income of CPS. Pursuant to the CPS board of directors' approval to repay CTI $3.9 million in stock-based compensation expense, minority interest expense for the year ended September 30, 2002 was reduced by approximately $1.0 million, net of income taxes, in the fourth quarter.

> Year Ended September 30, 2002 Compared with Year Ended September 30, 2001

Revenues

Revenues for the year ended September 30, 2002 were $258.4 million, an increase of $69.5 million, or 36.8%, from $188.9 million in 2001.

CPS. Revenues for the year ended September 30, 2002 were $189.0 million, an increase of $55.4 million, or 41.5%, from $133.6 million in 2001. The increase in revenues was driven primarily by an increase in unit sales of scanners from 88 units in 2001 to 146 units in 2002 and, to a lesser extent, by an increase in sales of parts and services. The increase in unit sales was offset partially by a decline in average unit prices, due primarily to the sale of a majority of the units to third-party distributors under the new multiple-distributor arrangement. Intersegment revenues accounted for 20.0% and 5.0% of total CPS revenues for the years ended September 30, 2002 and 2001, respectively. Intersegment revenues increased as a percentage of revenues as a result of sales to CTI Services under the new multiple-distributor arrangement.

PETNET. Revenues for the year ended September 30, 2002 were $55.6 million, an increase of $20.0 million, or 56.2%, from $35.6 million in 2001. The increase in revenue was due to the growth of dose shipments driven by the opening of several new PETNET radiopharmacies as well as the continued increase in PET utilization. PETNET delivered approximately 88.5% more doses, excluding doses sold to hosts and doses sold by unconsolidated radiopharmacies, during the year ended September 30, 2002 compared with the year ended September 30, 2001. The increase in doses delivered was offset partially by a decrease in average revenue per dose. Intersegment revenues accounted for none of total PETNET revenues for the years ended September 30, 2002 and 2001.

Detector Materials. Revenues for the year ended September 30, 2002 were $29.2 million, an increase of $10.8 million, or 58.7%, from $18.4 million in 2001. Intersegment revenues accounted for 96.4% and 90.2% of total Detector Material revenues for the years ended September 30, 2002 and 2001, respectively. The growth in revenues, and the increase in intersegment revenues as a percentage of revenues, were due primarily to intersegment sales of LSO-based detector material to CPS to support the increased sales of LSO-based scanners.

CTI Services. Revenues for the year ended September 30, 2002 were $65.6 million, an increase of $23.9 million, or 57.3%, from $41.7 million in 2001. The increase was due primarily to direct distribution sales of scanners, an increase in cyclotrons sold to PETNET and, to a lesser extent, an increase in service revenues. Intersegment revenues accounted for 22.7% and 41.1% of total CTI Services revenues for the years ended September 30, 2002 and 2001, respectively. Intersegment revenues decreased as a percentage of revenues due to an increase in third-party sales of PET scanners under the new multiple-distributor arrangement and higher initial costs of our PET/CT scanners.

Intercompany Eliminations. Intercompany revenues that were eliminated in consolidation for the year ended September 30, 2002 were $81.0 million, an increase of $40.6 million, or 100.5%, from $40.4 million in 2001. The increase in revenue eliminations was due primarily to the increase in the number of scanners sold to CTI Services, cyclotrons sold to PETNET and detector materials sold to CPS.

Cost of Revenues

Cost of revenues for the year ended September 30, 2002 was $150.6 million, an increase of $40.3 million, or 36.5%, from $110.3 million for 2001. Cost of revenues for the year ended September 30, 2002 was 58.3% of revenues compared with 58.4% for 2001.

CPS. Cost of revenues for the year ended September 30, 2002 was $118.8 million, an increase of $39.6 million, or 50.0%, from $79.2 million for 2001. The increase in cost of revenues was due primarily to an increase in revenues. Cost of revenues for the year ended September 30, 2002 increased to 62.8% of revenues compared with 59.3% of revenues for 2001. Cost of revenues increased as a percentage of revenues due primarily to the lower margins on units sold to third-party distributors under our new multiple-distributor arrangement.

PETNET. Cost of revenues for the year ended September 30, 2002 was $40.3 million, an increase of $13.3 million, or 49.3%, from $27.0 million in 2001. The increase in cost of revenues was due primarily to an increase in revenues. Cost of revenues for the year ended September 30, 2002 decreased to 72.5% of revenues from 75.8% of revenues for 2001. The decrease in cost of revenues as a percentage of revenues was due to higher utilization of production and distribution resources to support the increase in the volume of doses delivered.

Detector Materials. Cost of revenues for the year ended September 30, 2002 was $18.4 million, an increase of $6.9 million, or 60.0%, from $11.5 million for 2001. The increase in cost of revenues was due primarily to the similar increase in revenues. Cost of revenues for the year ended September 30, 2002 increased slightly to 63.0% of revenues compared with 62.5% of revenues for 2001.

CTI Services. Cost of revenues for the year ended September 30, 2002 was $48.2 million, an increase of $17.8 million, or 58.6%, from $30.4 million for 2001. The increase in cost of revenues was due primarily to an increase in revenues. Cost of revenues for the year ended September 30, 2002 increased to 73.5% of revenues compared with 72.9% of revenues for 2001. The increase in cost of revenues as a percentage of revenues in 2002 resulted primarily from increasing direct distribution sales of scanners, which sales have lower margins than cyclotron sales and service contracts.

Intercompany Eliminations. Intercompany cost of revenues that were eliminated in consolidation for the year ended September 30, 2002 were $75.1 million, an increase of $37.3 million, or 98.7%, from $37.8 million in 2001. Cost of revenues eliminated for the year ended September 30, 2002 decreased to 92.7% of revenues eliminated compared with 93.6% of revenues eliminated for 2001. The decrease in cost of revenues eliminated as a percentage of revenues eliminated was due primarily to the improvement in gross profit margins in 2002.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended September 30, 2002 were $37.1 million, an increase of $7.7 million, or 26.2%, from $29.4 million for 2001. Selling, general and administrative expenses for the year ended September 30, 2002 were 14.4% of revenues compared with 15.6% for 2001.

CPS. Selling, general and administrative expenses for the year ended September 30, 2002 were $10.8 million, a decrease of $7.8 million, or 41.9%, from $18.6 million in 2001. The decrease was due to the impact of the new distribution arrangements implemented in connection with the multiple-distributor strategy, pursuant to which all of the selling costs and a substantial part of the marketing costs shifted from CPS to its distributors.

Selling, general and administrative expenses for 2002 were 5.7% of revenues compared with 13.9% in 2001.

PETNET. Selling, general and administrative expenses for the year ended September 30, 2002 were $11.2 million, an increase of $6.2 million, or 124.0%, from $5.0 million for 2001. Selling, general and administrative expenses for 2002 were 20.1% of revenues compared with 14.1% in 2001. The increase was due primarily to additional sales, general and administrative personnel and increased marketing expenses to support a PET education program for referring physicians. PETNET also incurred $1.3 million in losses related to the early extinguishments of certain capital lease obligations.

Detector Materials. Selling, general and administrative expenses for the year ended September 30, 2002 were $1.2 million, an increase of $0.4 million, or 50.0%, from $0.8 million for 2001. As a percentage of revenues, selling, general and administrative expenses were 4.1% and 4.3% for 2002 and 2001, respectively. The increase in expenses resulted from additional corporate and other resources to support growth in revenues.

CTI Services. Selling, general and administrative expenses were $12.8 million for the year ended September 30, 2002, an increase of $7.9 million, or 161.2%, from $4.9 million for 2001. Selling, general and administrative expenses for the year ended September 30, 2002 were 19.5% of revenues compared with 11.8% of revenues for 2001. The increase in selling, general and administrative expenses in 2002 resulted from establishing a direct distribution sales and marketing organization which began to participate actively in the diagnostic imaging industry.

Corporate and Other. Selling, general and administrative expenses not allocated to a financial reporting segment for the year ended September 30, 2002 were $1.1 million, an increase of $1.0 million from $0.1 million for 2001. The increase is due primarily to expenses incurred in connection with our June 2002 initial public offering, which costs are not accounted for as part of common stock issuance costs.

Research and Development Expenses

Research and development expenses for the year ended September 30, 2002 were $21.7 million, an increase of $2.7 million, or 14.2%, from $19.0 million for 2001. Research and development expenses for the year ended September 30, 2002 were 8.4% of revenues compared with 10.1% for 2001.

CPS. Research and development expenses for the year ended September 30, 2002 were $15.7 million, an increase of $1.1 million, or 7.5%, from $14.6 million in 2001. CPS continued to invest in new scanner technology, with the increases in 2002 devoted primarily to PET/CT and LSO scanner developments. Research and development expenses for 2002 were 8.3% of revenues compared with 10.9% in 2001.

PETNET. Research and development expenses for the year ended September 30, 2002 were $3.2 million, an increase of $1.5 million, or 88.2%, from $1.7 million for 2001. PETNET began to increase its investment in radiopharmaceutical research and development in 2002, resulting in the addition of regulatory research and development personnel and related consulting expenses in 2002. Research and development expenses for 2002 were 5.8% of revenues compared with 4.8% in 2001.

Detector Materials. Research and development expenses for the year ended September 30, 2002 were $1.0 million, an increase of $0.5 million, or 100.0%, from $0.5 million for 2001. As a percentage of total revenues, research and development expenses for the year ended September 30, 2002 increased to 3.4% from 2.7% for 2001. The increase in expenses as a percentage of revenues was due primarily to research and development activities to support the launch of CPS's new PET/CT product.

CTI Services. Research and development expenses for the year ended September 30, 2002 were $1.8 million, a decrease of $0.4 million, or 18.2%, from $2.2 million for 2001. Research and development expenses for the year ended September 30, 2002 were 2.7% of revenues compared with 5.3% for 2001. The decrease in expenses arose from an increase in research grant funding in 2002, which was deducted from research and development expenses.

Stock-Based Compensation Expense

Stock-based compensation expense for the year ended September 30, 2002 was $12.2 million, an increase of $11.7 million from $0.5 million for 2001, and resulted from the issuance of stock options with exercise prices below the fair market value of our common stock on the grant dates. Stock-based compensation expense for the year ended September 30, 2002 was 4.7% of revenues compared with 0.3% in 2001. During the fourth quarter of the year ended September 30, 2002, our subsidiary companies agreed to reimburse our parent company for the respective amounts of stock-based compensation expense attributable to such companies. Consequently, these charges, which had been previously reported as costs in our "Corporate and Other" category have been allocated to each of our reportable segments and are reflected accordingly. In addition, for consistency, all prior years have been restated to reflect stock-based compensation expense in the respective segments where the personnel were employed.

CPS. Stock-based compensation expense for the year ended September 30, 2002 was $3.9 million, an increase of $3.5 million from $0.4 million in 2001. Stock-based compensation expense for the year ended September 30, 2002 was 2.1% of revenues compared with 0.3% in 2001.

PETNET. Stock-based compensation expense for the year ended September 30, 2002 was $1.4 million compared with none in 2001. Stock-based compensation expense for the year ended September 30, 2002 was 2.5% of revenues.

Detector Materials. Stock-based compensation expense for the year ended September 30, 2002 was $1.6 million compared with none in 2001. Stock-based compensation expense for the year ended September 30, 2002 was 5.5% of revenues.

CTI Services. Stock-based compensation expense for the year ended September 30, 2002 was $2.3 million, an increase of $2.2 million from $0.1 million for 2001. Stock-based compensation expense for the year ended September 30, 2002 was 3.5% of revenues compared with none in 2001.

Corporate and Other. Stock-based compensation expense not allocated to a financial reporting segment for the year ended September 30, 2002 was $3.0 million compared with none in 2001.

Income (Loss) from Operations

Income from operations for the year ended September 30, 2002 was $36.8 million, an increase of $7.1 million, or 23.9%, from $29.7 million for 2001. Income from operations for the year ended September 30, 2002 was 14.2% of revenues compared with 15.7% for 2001. The increase, which resulted primarily from growth in revenues, was reduced by increased stock-based compensation expense and losses on the early extinguishment of debt in 2002.

CPS. Income from operations for the year ended September 30, 2002 was $39.8 million, an increase of $19.0 million, or 91.3%, from $20.8 million for 2001. Income from operations for the year ended September 30, 2002 was 21.1% of revenues compared with 15.6% for 2001. The increase in income from operations resulted from higher revenues and reduced selling costs under the new multiple-distributor arrangements, offset partially by higher stock-based compensation expense in 2002.

PETNET. Income (loss) from operations for the year ended September 30, 2002 was $(0.5) million, a decrease of $2.4 million, or 126.3%, from $1.9 million for 2001. Income from operations for the year ended September 30, 2002 was (0.9)% of revenues compared with 5.3% for 2001. These decreases were caused primarily by increased stock-based compensation expense and losses related to the early extinguishment of certain capital lease obligations in 2002.

Detector Materials. Income from operations for the year ended September 30, 2002 was $7.0 million, an increase of $1.4 million, or 25.0%, from $5.6 million for 2001. The increase, which resulted from growth in revenues, was reduced by an increase in stock-based compensation expense. Income from operations for the year ended September 30, 2002 was 24.0% of revenues compared with 30.5% for 2001. The decrease resulted primarily from increased stock-based compensation expense in 2002.

CTI Services. Income from operations for the year ended September 30, 2002 was $0.5 million, a decrease of $3.6 million, or 87.8%, from $4.1 million for 2001. Income from operations for the year ended September 30, 2002 was 0.8% of revenues compared with 9.8% for 2001. These declines resulted from increased stock-based compensation expense and costs associated with establishing CTI as a direct distributor of CPS scanners.

Corporate and Other. The loss from operations for the year ended September 30, 2002 was $10.0 million, a decrease of $7.3 million from a loss of $2.7 million for 2001. The decrease in loss from operations resulted from increased stock-based compensation expense and increased intercompany eliminations.

Warrant Liability Mark to Market

Warrants with put rights are marked to market for changes in the fair market value of our common stock. The warrant liability mark-to-market expense for the year ended September 30, 2002 was $8.9 million, an increase of $5.0 million, or 128.2%, from $3.9 million for 2001.

Interest Expense, Net

Interest expense for the year ended September 30, 2002 was $4.1 million, an increase of $0.3 million, or 7.9%, from $3.8 million for 2001. The increase was due primarily to additional capital leases incurred to finance the PETNET expansion, construction loan advances to fund our corporate facility addition, and growth in working capital needs that were funded by borrowings under our credit facility.

Provision for Income Taxes

The effective tax rate for the years ended September 30, 2002 and 2001 was 60.4% and 44.3%, respectively. The effective rate was higher in 2002 because the warrant liability mark-to-market expense of $8.9 million and $8.8 million of the $12.2 million of stock-based compensation expense was not tax-deductible.

Minority Interest Expense

The minority interest expense for the year ended September 30, 2002 was $13.0 million, an increase of $6.6 million, or 103.1%, from $6.4 million for 2001. The increase was due to the increase in the net income of CPS. Pursuant to the CPS board of directors' approval to repay CTI $3.9 million in stock-based compensation expense, minority interest expense for the year ended September 30, 2002 was reduced by approximately $1.0 million, net of income taxes, in the fourth quarter.

> Quarterly Results of Operations

Our business is seasonal in nature. The following table presents our operating results by quarter for each of the last three fiscal years. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements included in this annual report. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. This data should be read together with our consolidated financial statements and the notes to such statements included in this annual report.

Three Months Ended (In millions except per share data)	Dec. 31 2000	Mar. 31 2001	June 30 2001	Sep. 30 2001	Dec. 31 2001	Mar. 31 2002	June 30 2002	Sep. 30 2002	Dec. 31 2002	Mar. 31 2003	June 30 2003	Sep. 30 2003
Consolidated Statements of Operations Data:												
Revenues	$ 34.9	$ 40.4	$38.1	$75.5	$ 47.6	$ 55.2	$ 69.0	$86.6	$60.6	$81.9	$99.2	$120.6
Cost of Revenues	20.5	22.8	22.5	44.5	28.5	32.5	41.1	48.6	32.7	49.3	61.2	75.9
Gross Margin	14.4	17.6	15.6	31.0	19.1	22.7	27.9	38.0	27.9	32.6	38.0	44.7
Operating expenses:												
Selling, general and administrative expenses	5.8	6.4	7.7	9.5	7.2	8.5	8.9	11.2	12.2	12.4	11.8	15.8
Research and development expenses	4.0	3.7	4.8	6.5	4.6	4.8	5.9	6.3	6.6	7.5	7.3	8.5
Write-off of in-process research and development expenses	–	–	–	–	–	–	–	–	–	–	–	1.4
Stock-based compensation expense	0.4	–	–	0.1	0.1	8.1	3.5	0.5	0.6	0.3	0.5	0.5
Total operating expenses	10.2	10.1	12.5	16.1	11.9	21.4	18.3	18.0	19.4	20.2	19.6	26.2
Income from operations	$ 4.2	$ 7.5	$ 3.1	$14.9	$ 7.2	$ 1.3	$ 9.6	$20.0	$ 8.5	$12.4	$18.4	$ 18.5
Net income (loss)	$ –	$ (0.5)	$ 1.2	$ 5.5	$ –	$(11.8)	$ 0.8	$ 7.6	$ 3.4	$ 4.5	$ 7.5	$ 5.2
Basic earnings per share	$(0.02)	$(0.03)	$0.02	$0.17	$(0.02)	$(0.46)	$(0.07)	$0.16	$0.08	$0.11	$0.17	$ 0.12
Diluted earnings per share	$(0.02)	$(0.03)	$0.02	$0.15	$(0.02)	$(0.46)	$(0.07)	$0.17	$0.07	$0.10	$0.16	$ 0.11

> Liquidity and Capital Resources

In June 2002, we consummated our initial public offering of common stock and we received net proceeds of approximately $171.4 million. Historically, our principal sources of liquidity have been borrowings under our credit facilities, capital leases and the issuance of redeemable preferred stock, as well as, more recently, cash generated by operating activities. Our principal liquidity requirements are to service our debt and meet our working capital and capital expenditure needs.

Cash and cash equivalents and investments in marketable securities decreased by $41.3 million as our capital expenditure needs increased in order to support the growth in our business. For example, from September 30, 2002 to September 30, 2003, our property and equipment (net) increased from $77.7 million to $107.3 million. In addition, we acquired our new subsidiary, Mirada Solutions Limited, with cash, and paid off certain debts.

On September 30, 2002, we entered into an amended and restated credit agreement with a syndicate of banks agented by SunTrust Bank. Our subsidiaries guarantee all obligations under the credit agreement, except that the guarantee of CPS is limited to $55 million and does not include any advances under the credit agreement that are loaned (on an intercompany basis) to our PETNET subsidiary. Our obligations and the obligations of our subsidiary guarantors under the credit agreement are secured by a lien on substantially all of our assets (including the capital stock or other forms of ownership interests we hold in our subsidiaries) and the assets of our subsidiary guarantors, except that the lien securing the guarantee obligations of CPS is limited principally to the accounts receivable and inventory of CPS.

The credit agreement makes available to us up to $125 million in revolving loans, with a $10 million sub-limit for letters of credit. Total availability under the credit agreement may be limited from time to time based on the value of certain of our assets and by our earnings before interest, taxes, depreciation, amortization and minority interest (referred to as EBITDAM). As of September 30, 2003, no balance was outstanding under the credit agreement.

Interest on outstanding borrowings under the credit agreement accrues at LIBOR for the applicable interest period selected by us or, at our option, a variable base rate (based on SunTrust's prime rate or the federal fund's rate), plus in each case a performance-based margin determined by our debt-to-EBITDAM ratio. The credit agreement contains customary affirmative, negative and financial covenants. For example, we are restricted in incurring additional debt, disposing of assets, making investments, allowing fundamental changes to our business or organization, and making certain payments in respect of stock or other ownership interests, such as dividends and stock repurchases. Financial covenants include requirements that we maintain a debt-to-EBITDAM ratio no greater than 2.5 to 1; a fixed-charge coverage ratio no less than 3 to 1; and a minimum tangible net worth of $195.0 million plus 50% of positive net income accrued since the end of the preceding fiscal quarter plus 80% of the net proceeds of any equity offering. The credit agreement also contains customary events of default. These include cross-defaults to other debt agreements, a change in control involving us or any subsidiary guarantor and the failure to comply with certain covenants.

In the past, we used capital leases to finance PETNET cyclotrons and detector material equipment in the amounts of $0.7 million and $8.5 million for the years ended September 30, 2003 and 2002, respectively. During September 2002, PETNET repaid $14.5 million of outstanding capital lease obligations, which had interest rates higher than our current incremental borrowing rate, to reduce our cost of capital.

We anticipate that our current cash and cash equivalents balance and our operating cash flow, together with borrowings under our credit facility, will be sufficient to meet our currently anticipated future operating expenses, capital expenditures and debt service obligations as they come due.

In August 2003, our primary financing source for the sales of PET scanners, DVI, entered into bankruptcy. As a result, in September 2003, we entered into a new financing program with De Lage Landen Financial Services, Inc. (DLL). During the period following DVI entering into bankruptcy and execution of the DLL agreement, we provided direct financing to four of our customers for a total of $9.0 million. We have obtained commitment letters from DLL to purchase these four receivables, and as of December 23, 2003, we have sold and received full payment for one of these receivables.

Off-Balance Sheet Arrangements

Other than as described above, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Commitments

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due as of September 30, 2003:

	Payments Due by Period				
Contractual Cash Obligations (In thousands)	Total	Less Than 1 Year	2–3 Years	4–5 Years	After 5 Years
Long-term debt	$10,174	$ 2,300	$ 3,516	$ 2,258	$2,100
Capital lease obligations	17,302	4,528	6,663	4,826	1,285
Operating leases	25,704	10,038	8,630	3,293	3,743
Total contractual cash obligations	$53,180	$16,866	$18,809	$10,377	$7,128

In addition to the cash obligations listed above, we guaranteed lease obligations on behalf of our unconsolidated radiopharmacies of $0.9 million at September 30, 2003. These lease obligations generally have a term of seven years and commenced in 2000.

In August 2003, we also guaranteed a debt obligation related to a cyclotron and radiopharmacy project for an international distributor in the maximum aggregate amount of approximately $6.1 million. The debt obligation and the guarantee expire in July 2009. In the event a claim is made under this guarantee, we have the right to acquire the facility and all related customer contracts and would operate the facility as a PETNET radiopharmacy. The Company has recorded a liability of $0.2 million for this guarantee to reflect the estimated fair value of the Company's obligation in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.*

In September 2003, we entered into a new financing program arrangement with DLL. The new program provides flexible lease financing for the full range of PET and PET/CT scanners and other products and services sold by CTI. In connection with this program, a credit reserve pool was established whereby we provided a loan loss guarantee to DLL for 9.9% on the first $25 million of transactions, and 5.0% once $50 million in transactions is achieved, of the principal balance of leases DLL executes on our behalf. At September 30, 2003, the Company had recorded a reserve of $0.1 million for this guarantee to reflect the estimated fair value of the Company's obligation after recovery and resale of the underlying equipment in accordance with FIN 45.

Cash Flows

Year Ended September 30, 2003 Compared with Year Ended September 30, 2002

Net cash provided by operating activities for the year ended September 30, 2003 was $16.5 million compared with $31.0 million in 2002. The decrease in net cash provided by operating activities was due primarily to a $44.1 million increase in cash used for working capital needs, offset by $24.0 million in cash provided by increased net income.

Net cash used in investing activities during the year ended September 30, 2003 was $54.7 million. In 2003, investing activities consisted primarily of the acquisition of Mirada Solutions Limited, our continued facility expansion and PETNET radiopharmacy expansion. In 2002, investing activities consisted primarily of our facility expansion and PETNET radiopharmacy expansion.

Net cash provided by financing activities during the year ended September 30, 2003 was $3.4 million compared with $92.0 million in 2002. The cash in 2002 came principally from our initial public offering of common stock, which was offset in part by retirements of common stock, repayment of outstanding balances on our credit facility, early extinguishment of certain PETNET capital lease obligations and scheduled principal payments on our other debt. The 2003 cash came primarily from funds received from the exercise of stock options and participation in our employee stock purchase plan, net of scheduled principal payments on outstanding debt.

Non-cash investing and financing activities for equipment financed by capital leases was $0.7 million and $8.5 million for the years ended September 30, 2003 and 2002, respectively.

Year Ended September 30, 2002 Compared with Year Ended September 30, 2001

Net cash provided by operating activities for the year ended September 30, 2002 was $31.0 million compared with net cash used in the amount of $10.9 million in 2001. The increase in net cash provided by operating activities was due primarily to an increase in operating income and improvement in accounts receivable and accounts payable management, offset by growth in new working capital deployed for inventories.

Net cash used in investing activities during the years ended September 30, 2002 and 2001 was $40.3 million and $11.6 million, respectively. In 2002, investing activities consisted primarily of our facility expansion and PETNET radiopharmacy expansion. In 2001, investing activities consisted primarily of increases in detector material equipment and increases in other assets used in the detector material production process.

Net cash provided by financing activities during the year ended September 30, 2002 was $92.0 million compared with $22.8 million in 2001. The cash in 2002 came principally from our initial public offering of common stock, which was offset in part by retirements of common stock, repayment of outstanding balances on our credit facility, early extinguishment of certain PETNET capital lease obligations and scheduled principal payments on our other debt.

Non-cash investing and financing activities for equipment financed by capital leases was $8.5 million and $14.5 million for the years ended September 30, 2002 and 2001, respectively.

> Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We continuously evaluate our critical accounting policies and estimates, including those related to revenue recognition, valuation of goodwill and accounting for investees. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies require significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition

We record revenues and related cost of revenues from sales of products and services when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, contract price is fixed or determinable, and collectibility is reasonably assured. We derive our revenues primarily from sales of PET scanners, detector materials and cyclotron systems, distribution of radiopharmaceuticals and provision of services on equipment sold. Revenues derived from sales of scanners and detector materials are recognized upon shipment when all other revenue recognition criteria have been met. Revenues derived from installation of scanners and associated training are deferred and recognized when installation and training are complete. Prior to July 1, 2003, all revenues from cyclotron systems sales were recognized upon installation and acceptance. Installation is deemed essential to the functionality of cyclotrons. In November 2002, the FASB reached a consensus on EITF 00–21, *Accounting for Revenue Arrangements with Multiple Deliverables*. This guidance is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Effective July 1, 2003, the Company implemented EITF 00–21 and recognized $2.5 million of revenue on cyclotron sales that would have been deferred under previous accounting guidance.

Revenues derived from distribution of radiopharmaceuticals are recognized upon delivery of products. Equipment maintenance service contracts are typically three or more years in duration, and related revenues are recognized ratably over the respective contract periods as the services are performed.

Valuation of Goodwill

On October 1, 2001, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, which required us to perform an initial impairment review of our goodwill at that date and also requires us to perform impairment reviews thereafter, at least once annually. We conduct our impairment test at the end of each fiscal year. The annual impairment test was conducted and it did not result in any impairment charges. While we no longer record monthly amortization expense for goodwill, future events and changes in circumstances may require us to record an impairment charge in any given period. Significant judgment is involved in determining whether and to what extent any impairment has occurred.

Accounting for Investees

We periodically enter into arrangements in which we hold a majority of the equity ownership. In some instances, we also have influence over a majority of the board of directors or managers. We determine accounting for these investments under SFAS No. 94 and Accounting Principles Board (APB) Opinion No. 18 and, where appropriate, evaluate our and the minority shareholder's participating rights in accordance with EITF 96–16 to determine whether consolidation or equity method accounting is appropriate in each case.

We own a majority interest in CPS. Decisions deemed participating rights, including approval of operating budgets and management compensation, are determined by majority board vote. Under the terms of an agreement between us and Siemens, the board of directors of CPS consists of two directors selected by CTI, two directors selected by Siemens and a fifth director selected by Siemens from a list of persons provided by CTI. We believe that this provides us with the ability to control board decisions regarding the daily operations of CPS. Accordingly, CPS is consolidated in our financial statements. If we did not consolidate CPS, our revenues would decrease by $114.3 million, $154.5 million and $101.9 million for 2003, 2002 and 2001, respectively. However, net income would remain unchanged.

PETNET owns 90% and 51.0% interests in radiopharmacies in Denver and Houston, respectively. Under the terms of the Denver and Houston radiopharmacy operating agreements, PETNET has control over all significant operating decisions and these radiopharmacies are consolidated in our financial statements. PETNET accounted for its Houston joint venture under the equity method in the 2002 financial statements in accordance with EITF 96–16. In March 2003, an amendment to the joint venture agreement was adopted, which removed the participating rights of the minority partner. PETNET is now deemed to have control over the significant operating decisions of the joint venture and the entity is consolidated in the Company's financial statements effective March 1, 2003.

In cases where the minority stockholder is deemed to have significant "veto rights" or has equal representation on the board, we account for these investments using the equity method as we do not have control over significant operating decisions. We have invested in four radiopharmacies, which are accounted for under the equity method.

> Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

Our exposure to market risk relates to changes in interest rates for borrowings under our revolving credit facility, our industrial revenue bonds and a building construction loan. These borrowings bear interest at variable rates. Based on our borrowings during 2003, a hypothetical 1.0% increase in interest rates would have increased our annual interest expense by approximately $0.2 million and would have decreased our annual cash flow from operations by approximately $0.1 million.

The Company's cash equivalents and short-term investments are subject to market risk, primarily interest-rate and credit risk. The Company's investments are managed by outside professional managers within investment guidelines set by the Company. Such guidelines include security type, credit quality, and maturity and are intended to limit market risk by restricting the Company's investments to high-credit-quality securities with relatively short-term maturities.

As of September 30, 2003, we had cash and cash equivalents of $50.0 million. Because of the short maturities of these instruments, a sudden change in market interest rates would not have a material impact on the fair value of the portfolio. We would not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates on our portfolio.

The table below presents principal amounts and related weighted average interest rates by year of maturity for the Company's investment portfolio. All investments mature, by policy, in one year or less.

	2003	Total	9/30/03 Fair Value
Assets:			
Cash equivalents:			
Fixed rate	**$35,529**	$35,529	$35,529
Average interest rate	**1.27%**	1.27%	1.27%
Variable rate	**$ 113**	$ 113	$ 113
Average interest rate	**0.80%**	0.80%	0.80%

Foreign Currency Risk

International revenues from the Company's foreign direct sales and distributor sales comprised 23% of total revenues for the year ended September 30, 2003. The Company experienced approximately $0.8 million of foreign currency transaction gains for the year ended September 30, 2003 that resulted primarily from the substantial collection of long-term receivables in one of our international subsidiaries. The Company is also exposed to foreign exchange rate fluctuations as the financial results of its international subsidiaries are translated into U.S. dollars in consolidation. As exchange rates vary, these results when translated may vary from expectations and adversely impact overall expected profitability. A 10% change in the value of the U.S. dollar relative to other currencies would not have a material effect on our consolidated financial position, results of operations or cash flow.

Equity Security Price Risk

We do not have any investments in marketable equity securities; therefore, we do not currently have any direct equity price risk.

Commodity Price Risk

We use certain precious metals in the manufacturing of our detector materials. These metals are not traded and are depleted over several years. Accordingly, we do not have any direct commodity price risk.

CTI Molecular Imaging, Inc. and Subsidiaries
Consolidated Balance Sheets

September 30, (In thousands, except share and per share data)	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 49,978**	$ 84,553
Marketable securities	–	6,704
Accounts receivable—trade, less allowance for doubtful accounts of $3,475 at September 30, 2003 and $1,576 at September 30, 2002	**72,240**	33,817
Accounts receivable—related party, less allowance for doubtful accounts of $186 at September 30, 2003 and $242 at September 30, 2002	**42,430**	39,918
Inventories	**70,852**	69,295
Deferred tax assets	**17,751**	9,827
Prepaid expenses and other current assets	**7,691**	6,112
Total current assets	**260,942**	250,226
Property and equipment, net	**107,293**	77,667
Deferred tax assets	–	187
Goodwill	**25,040**	12,385
Other assets	**31,773**	11,244
Total assets	**$425,048**	$351,709
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Cash management clearing	**$ 12,017**	$ 2,121
Accounts payable	**34,490**	26,591
Current maturities of long-term debt and capital lease obligations	**5,501**	4,008
Accrued payroll and benefits	**16,708**	12,914
Customer advances—trade	**6,537**	16,487
Customer advances—related party	**326**	1,214
Accrued warranty expense	**5,262**	3,740
Income taxes payable	**3,724**	4,552
Other accrued expenses	**3,884**	2,339
Total current liabilities	**88,449**	73,966
Deferred revenues	**2,332**	1,420
Deferred tax liability	**8,999**	–
Long-term debt and capital lease obligations, less current maturities	**18,688**	26,730
Total liabilities	**118,468**	102,116
Commitments and contingencies (Note 5)		
Minority interest	**46,727**	30,104
Shareholders' equity:		
Common stock, $.01 par value; 500,000,000 shares authorized, 46,290,459 shares issued and 44,458,494 shares outstanding at September 30, 2003; 44,048,117 shares issued and 42,216,152 shares outstanding at September 30, 2002	**463**	440
Additional paid-in capital	**243,400**	226,910
Retained earnings	**21,207**	644
Unearned compensation	**(4,516)**	(7,526)
Other comprehensive income—currency translation adjustment	**262**	(16)
Treasury stock, at cost, 1,831,965 shares	**(963)**	(963)
Total shareholders' equity	**259,853**	219,489
Total liabilities and shareholders' equity	**$425,048**	$351,709

The accompanying notes are an integral part of these financial statements.

Year Ended September 30, (In thousands, except share and per share data)	2003	2002	2001
Revenues[1]	$362,289	$258,395	$188,877
Cost of revenues[2][3]	219,127	150,654	110,249
Gross margin	143,162	107,741	78,628
Operating expenses:			
Selling, general and administrative expenses[3]	52,221	37,069	29,433
Research and development expenses[3]	29,931	21,658	18,985
Write-off of in-process research and development	1,380	–	–
Stock-based compensation expense	1,909	12,250	538
Total operating expenses	85,441	70,977	48,956
Income from operations	57,721	36,764	29,672
Warrant liability mark-to-market expense	–	8,902	3,921
Interest expense, net	804	4,148	3,767
Other income	(1,968)	(426)	(428)
Income before income taxes and minority interest	58,885	24,140	22,412
Provision (benefit) for income taxes:			
Current	18,545	15,544	8,847
Deferred	4,390	(954)	1,083
	22,935	14,590	9,930
Income before minority interest	35,950	9,550	12,482
Amount applicable to minority interest, net of taxes	15,387	12,969	6,366
Net income (loss)	20,563	(3,419)	6,116
Accretion of preferred stocks	–	3,544	653
Dividends on preferred stocks	–	1,120	1,400
Net income (loss) attributable to common shareholders	$ 20,563	$ (8,083)	$ 4,063
Earnings (loss) per share (Note 2):			
Basic	$ 0.47	$ (0.25)	$ 0.15
Diluted	$ 0.44	$ (0.25)	$ 0.13
Weighted average shares:			
Basic	43,351,390	32,497,070	27,860,086
Diluted	46,457,355	32,497,070	31,340,041
[1]Includes revenues through related parties	$143,856	$128,233	$120,730
[2]Includes cost of revenues through related parties	$ 94,490	$ 75,209	$ 60,609
[3]Excludes stock-based compensation expense as follows:			
Cost of revenues	$ 229	$ 1,026	$ –
Selling, general and administrative expenses	1,288	9,578	533
Research and development expenses	392	1,646	5
	$ 1,909	$ 12,250	$ 538

The accompanying notes are an integral part of these financial statements.

CTI Molecular Imaging, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

	Common Stock	
(In thousands, except share and per share data)	Number of Shares	Amount
Balances at September 30, 2000	27,535,814	$275
Issued common stock upon exercise of stock options	72,846	1
Purchase and retirement of common stock	(102,115)	(1)
Issuance of common stock for remaining interest in PETNET	3,193,024	32
Issuance of options to purchase 128,000 shares of common stock	–	–
Translation adjustment from foreign functional currency to reporting currency	–	–
Net income	–	–
Dividends accrued and paid on redeemable preferred stock	–	–
Accretion of preferred stock	–	–
Balances at September 30, 2001	30,699,569	307
Issued common stock upon exercise of stock options	1,390,650	14
Issued common stock upon exercise of warrant	2,446,563	24
Issued common stock options in lieu of compensation	21,440	–
Issued restricted common stock	216,395	2
Purchase and retirement of common stock	(3,054,500)	(30)
Proceeds from initial public offering	11,048,000	110
Conversion of preferred stock to common stock	1,280,000	13
Issued incentive stock options to employees	–	–
Amortization of unearned compensation	–	–
Tax benefits realized from exercises of stock options	–	–
Translation adjustment from foreign functional currency to reporting currency	–	–
Net loss	–	–
Dividends accrued and paid on preferred stock	–	–
Accretion of preferred stock	–	–
Balances at September 30, 2002	44,048,117	440
Issued common stock upon exercise of stock options	2,060,413	21
Proceeds from employee stock purchase plan	152,474	2
Issued restricted common stock	10,000	–
Issued unrestricted common stock	19,455	–
Forfeitures of common stock options	–	–
Amortization of unearned compensation	–	–
Tax benefits realized from exercises of stock options	–	–
Translation adjustment from foreign functional currency to reporting currency	–	–
Net income	–	–
Balances at September 30, 2003	46,290,459	$463

The accompanying notes are an integral part of these financial statements.

Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Other Comprehensive Income	Treasury Stock	Total Shareholders' Equity
$ 8,767	$ –	$ –	$(311)	$(621)	$ 8,110
64	–	–	–	–	65
(226)	–	–	–	–	(227)
11,437	–	–	–	–	11,469
420	–	–	–	–	420
–	–	–	257	–	257
–	6,116	–	–	–	6,116
–	(1,400)	–	–	–	(1,400)
–	(653)	–	–	–	(653)
20,462	4,063	–	(54)	(621)	24,157
4,721	–	–	–	–	4,735
20,356	–	–	–	–	20,380
367	–	(253)	–	–	114
3,731	–	(3,724)	–	–	9
(12,219)	–	–	–	(342)	(12,591)
171,387	–	–	–	–	171,497
6,767	–	–	–	–	6,780
15,679	–	(4,441)	–	–	11,238
–	–	892	–	–	892
323	–	–	–	–	323
–	–	–	38	–	38
–	(3,419)	–	–	–	(3,419)
(1,120)	–	–	–	–	(1,120)
(3,544)	–	–	–	–	(3,544)
226,910	644	(7,526)	(16)	(963)	219,489
5,395	–	–	–	–	5,416
2,290	–	–	–	–	2,292
178	–	(178)	–	–	–
277	–	–	–	–	277
(1,305)	–	1,305	–	–	–
–	–	1,883	–	–	1,883
9,655	–	–	–	–	9,655
–	–	–	278	–	278
–	20,563	–	–	–	20,563
$243,400	$21,207	$(4,516)	$ 262	$(963)	$259,853

Consolidated Statements of Cash Flows

Year Ended September 30 (In thousands, except share and per share data)	2003	2002	2001
Cash flows provided by (used in) operating activities:			
Net income (loss)	**$ 20,563**	$ (3,419)	$ 6,116
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Minority interest in income of subsidiaries	**15,387**	12,969	6,366
Depreciation and amortization	**11,937**	7,098	4,465
Accretion of discount on marketable securities	**(59)**	–	–
Deferred tax provision (benefit)	**4,390**	(954)	1,083
Provision for bad debts	**2,791**	1,061	406
Equity in (income) losses of equity investees	**(16)**	(268)	(757)
Stock-based compensation expense	**1,909**	12,250	538
Write-off of in-process research and development	**1,380**	–	–
Tax benefit realized from exercises of employee stock options	**2,287**	323	–
Provision to mark to market warrant liability	–	8,901	3,921
Loss on disposal of machinery and equipment	**(8)**	252	41
Changes in operating assets and liabilities, net of effects of acquisition of businesses			
Accounts receivable	**(41,518)**	2,171	(25,434)
Inventories	**(631)**	(26,350)	(6,751)
Other receivables	**1,365**	465	(1,378)
Prepaid expenses and other current assets	**(237)**	302	(2,939)
Accounts payable	**6,126**	15,343	3,521
Accrued payroll and benefits	**3,745**	4,117	3,446
Customer advances	**(10,838)**	(4,407)	662
Accrued warranty expense	**1,522**	307	1,629
Income taxes payable	**(3,594)**	1,835	(2,833)
Other accrued expenses	**4**	(949)	(2,986)
Net cash provided by (used in) operating activities	**16,505**	31,047	(10,884)
Cash flows used in investing activities:			
Additions to property and equipment	**(36,866)**	(29,433)	(10,362)
Purchases of marketable securities	**(7,897)**	(6,704)	–
Proceeds from sales of marketable securities	**14,660**	–	–
Proceeds from the sale of machinery and equipment	**564**	–	665
Acquisitions of businesses, net of cash acquired	**(19,588)**	–	–
Additions to other assets	**(5,605)**	(4,209)	(1,923)
Net cash used in investing activities	**(54,732)**	(40,346)	(11,620)
Cash flows provided by financing activities:			
Increase (decrease) in cash management clearing	**9,887**	(1,772)	(552)
Proceeds from exercise of stock options	**5,416**	4,735	65
Proceeds from employee stock purchase plan	**2,292**	–	–
Repurchase of common stock	–	(12,249)	(1,086)
Proceeds from initial public offering (net of costs)	–	171,497	–
Purchase of treasury stock	–	(342)	–
Redemption of preferred stock	–	(10,000)	–
Issuance of long-term debt	**1,698**	5,364	3,128
Payment of dividends on preferred stock	–	(663)	(900)
Unused proceeds from bond issue	–	–	2,060
Principal payments of long-term debt and capital lease obligations	**(15,919)**	(20,795)	(3,594)
Draws on line of credit	**60,840**	148,367	105,470
Payments under line of credit	**(60,840)**	(192,155)	(81,814)
Net cash provided by financing activities	**3,374**	91,987	22,777
Effect of foreign currency exchange rates on cash and cash equivalents	**278**	38	257
Net (decrease) increase in cash and cash equivalents	**(34,575)**	82,726	530
Cash and cash equivalents, beginning of year	**84,553**	1,827	1,297
Cash and cash equivalents, end of year	**$ 49,978**	$ 84,553	$ 1,827
Interest paid (net of $319, $170 and $15 capitalized)	**$ 2,506**	$ 5,394	$ 3,871
Income taxes paid	**18,075**	14,047	11,949
Non-cash investing and financing activities:			
Equipment purchased with capital lease obligations	**676**	8,453	14,523
Issuance of notes for acquisition of business	**3,188**	–	–
Debt and capital leases assumed through acquisition of business	**3,806**	–	–
Issuance of common stock shares for acquisition of business	**251**	–	11,469

The accompanying notes are an integral part of these financial statements.

(In thousands, except share and per share data)

1 : Organization and Presentation

The consolidated financial statements include the accounts of CTI Molecular Imaging, Inc. (CTI) and all of its subsidiaries (the Company). All of the subsidiaries are wholly owned except for CTI PET Systems (CPS) in which CTI owns 50.1%. The balance of CPS is owned by Siemens Medical Solutions USA, Inc. (Siemens).

The Company's products and services can be broadly classified into four principal categories: positron emission tomography (PET) scanners, radiopharmaceuticals, detector materials, and other PET products and services. CPS manages the development, production and sale of the ECAT® line of PET scanners. PETNET develops, produces and distributes radiopharmaceuticals. CTI Detector Materials develops and manufactures detector materials used in PET scanners. CTI Services includes the direct sale and service by CTI of the ECAT® line of PET scanners, cyclotron systems and other PET-related products.

The minority shareholders' interest in equity and earnings/losses of CPS and a PETNET subsidiary is presented separately in the accompanying financial statements. All significant intercompany balances and transactions have been eliminated.

2 : Summary of Significant Accounting Policies

Principles of Consolidation — The Company periodically enters into arrangements in which it holds a majority of the equity ownership. In some instances, the Company also has influence over a majority of the board of directors or managers. The Company determines accounting for these investments under Statement of Financial Accounting Standard (SFAS) No. 94 and Accounting Principles Board (APB) Opinion No. 18 and, where appropriate, evaluates its and the minority shareholders' participating rights in accordance with Emerging Issues Task Force (EITF) Issue 96–16 to determine whether consolidation or equity method accounting is appropriate in each case.

CTI owns a majority interest in CPS. Under the terms of the CPS operating agreement, CTI has influence over a majority of the board of directors. Decisions deemed participating rights, including approval of operating budgets and management compensation, are determined by a majority vote of the board of directors. The board of directors of CPS consists of two directors selected by CTI, two directors selected by Siemens and a fifth director selected by Siemens from a list of persons selected by CTI. Neither Siemens nor any member of the board of directors of CPS who was selected or nominated by Siemens has any substantive participating or veto rights with regard to significant operating, budget, capital and other decisions. CPS is consolidated in the Company's financial statements.

PETNET owns 90.0% and 51.0% interests in radiopharmacies in Denver and Houston, respectively. Under the terms of the Denver and Houston radiopharmacy operating agreements, PETNET has control over all significant operating decisions and these radiopharmacies are consolidated in our financial statements. PETNET accounted for the Houston joint venture under the equity method in the 2002 financial statements in accordance with EITF 96–16. In March 2003, an amendment to the joint venture agreement was adopted, which removed the participating rights of the minority partner. PETNET is now deemed to have control over the significant operating decisions of the joint venture and the entity is consolidated in the Company's financial statements effective March 1, 2003.

In cases where the minority shareholder is deemed to have "veto rights" or has equal representation on the board of directors, the Company accounts for these investments using the equity method as the Company does not have control over significant operating decisions. The Company has invested in four radiopharmacies which are accounted for under the equity method.

The Company is assessing the potential impact of FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*, an interpretation of Accounting Research Bulletin No. 51. See the recent accounting pronouncements section of this note.

Revenue Recognition — The Company records revenues in accordance with the guidance of the Securities and Exchange Commission's *Staff Accounting Bulletin No.* 101 (SAB 101), specifically when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the contract price is fixed or determinable, and collectibility is reasonably assured. No right of return privileges are granted to customers after shipment.

The Company accounts for sales of scanning equipment and related installation and associated training services as multiple-element arrangements. The Company recognizes revenue for the elements separately as (i) the sales of the equipment, installation and training services represent separate earnings processes, (ii) revenue is allocated among the elements based on the fair value of the elements and (iii) installation and associated training are not deemed essential to the functionality of the equipment (as other companies are available to provide the installation and associated training services and are sometimes employed by CTI to do so). The Company determines the value of the equipment and installation and training services based on sales of the equipment both with and without installation and training. The Company derives its revenues from sales of scanners, calibration sources, spare parts, detector materials, cyclotrons, radiopharmaceuticals and the provision of services on equipment sold, including site planning and installation, repair and maintenance, training, technical support and assistance with licensing. Revenues derived from the sale of scanners, calibration sources, spare parts and detector materials are recognized upon either shipment or arrival at destination depending on shipment terms.

Until April 2001, the Company's scanners were distributed exclusively by Siemens. Under this exclusive distribution arrangement, the Company received and recognized revenue in an amount equal to the price to the customer and paid Siemens a fee to cover its selling, marketing and distribution costs. Under this arrangement, the Company set the price to the end customer, had ultimate liability to the end customer for product performance, and retained credit risk associated with sales to end customers. In April 2001, the Company implemented a new multiple-distributor strategy for the sale of scanners by commencing direct distribution and by pursuing additional third-party distributor agreements. Following the implementation of the new multiple-distributor strategy, the Company received and recognized revenue in an amount equal to the price to the distributor and ceased paying fees to distributors to cover their selling, marketing and distribution costs. Under these agreements, the Company set the transfer price to distributors who set their own prices to the end customer. The Company does not bear credit risk associated with the sales made by the distributors to end customers. Our CTI

(in thousands, except share and per share data)

Services segment distributes and installs PET scanners manufactured by CPS and bears the credit risk on sales made directly to end customers. Under the Company's distribution agreements for scanners, revenues are recognized upon delivery to our distributors when all other revenue recognition criteria have been met. Revenues derived from installation of scanning equipment and associated training are deferred and recognized when installation and training are complete.

For arrangements with multiple deliverables, such as scanner and cyclotron sales, we recognize product revenue by allocating the revenue to each deliverable based on the fair value of each deliverable in accordance with EITF 00–21, *Revenue Arrangements with Multiple Deliverables*. This issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Due to our adoption of the provisions of EITF 00–21, the Company can now, for cyclotron arrangements entered into after July 1, 2003, separate cyclotron equipment from cyclotron installation services and recognize revenue for cyclotron equipment upon shipment and for cyclotron installation as services are performed. Prior to the implementation of EITF 00–21, the Company recognized revenue for cyclotrons in accordance with SAB 101, and did not recognize revenue for cyclotron system sales until installation was complete and customer acceptance was obtained, as functionality was deemed essential for cyclotrons. In accordance with transition provisions of EITF 00–21, revenue recognition for any cyclotron system sales, which were entered into prior to July 1, 2003, will continue to be accounted for under SAB 101 and recognition will be deferred until installation is complete and customer acceptance is obtained. Effective July 1, 2003, the Company implemented EITF 00–21 and recognized $2.5 million of revenue on cyclotron sales that would have been deferred under previous accounting guidance.

Revenues derived from distribution of radiopharmaceuticals are recognized upon delivery of the product. Equipment maintenance service contracts are typically three or more years in duration, and related revenues are recognized ratably over the respective contract periods as the services are performed. For other services, revenue is recognized upon completion of the service.

The Company's contracts require customer payments in advance of revenue recognition. These amounts are reflected as customer advances and recognized as revenue when the Company has fulfilled its obligations under the respective contracts.

Cash and Cash Equivalents — The Company considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents.

Marketable Securities — The Company considers all highly liquid debt instruments with maturities of the three months or more when purchased to be marketable securities. The Company's marketable securities are classified as available for sale and reported at their fair value. Interest, dividends, and realized gains and losses on the sale of marketable securities are included in other expense (income). Amounts recorded for unrealized gains and losses were insignificant.

Concentrations of Credit Risk — Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and trade accounts receivable. Cash and cash equivalents are deposited with high-quality financial institutions. The Company performs ongoing credit evaluations of customers' financial condition and does not require collateral to support customer receivables. As noted above, CPS's sales of scanners are made through distribution agreements with CTI, Siemens and other entities. The Company's sales through and to Siemens represented 40%, 50% and 64% of consolidated sales for 2003, 2002 and 2001, respectively.

Inventories — Inventories are valued at the lower of cost or market, with cost being determined utilizing the first-in, first-out method. Cyclotrons, which have been delivered prior to July 1, 2003, but not yet accepted by customers, are included in inventories.

Property and Equipment — Property and equipment are recorded at cost and depreciation is provided for buildings, building and leasehold improvements, and machinery and equipment using the straight-line method of depreciation over the estimated useful lives of the related assets ranging from 30 years for buildings, 7 years for building improvements, and 3 to 10 years for machinery and equipment. Assets under capital lease and leasehold improvements are amortized over their estimated useful lives or the respective lease terms, whichever is shorter. Maintenance, repairs and minor replacements are charged to operations as incurred; major replacements and betterments are capitalized. The cost of any assets sold or retired and related accumulated depreciation are removed from the accounts at the time of disposition, and any resulting profit or loss is reflected in operations for the period.

Goodwill — Goodwill is presented at cost, net of accumulated amortization. Effective September 30, 2001, the Company replaced ratable amortization of goodwill with annual testing of impairment in accordance with the provisions of SFAS 142, *Goodwill and Intangible Assets*. The Company completed the required annual impairment test and determined that there is no impairment of its goodwill under SFAS 142 for all fiscal years presented.

Other Assets — Other assets include purchased technology arising from the Mirada acquisition, long-term lease receivables, precious metals utilized in the production of detector materials, other long-term receivables and investments accounted for under the equity method. Purchased technology, patents and trademarks are presented at cost, net of accumulated amortization. Intangible assets with finite lives are amortized over their estimated useful lives of 5 to 10 years using the straight-line method. Other assets consist of the following:

September 30,	2003	2002
Purchased technology	**$14,209**	$ –
Lease receivables	**8,123**	–
Other	**9,441**	11,244
	$31,773	$11,244

Long-Lived Assets — The carrying value of long-lived assets periodically is reviewed by the Company and impairment losses, if any, are recognized when the expected future operating cash flows derived from the assets are less than their carrying values.

Cash Management Clearing — Outstanding checks of $12,017 and $2,121 at September 30, 2003 and 2002, respectively, had not been presented for payment to the bank and are reflected in "Cash management clearing" in current liabilities.

(In thousands, except share and per share data)

Warranty — The Company provides a parts-and-labor warranty on its products typically for a period of 12 months after installation. Estimated costs of this warranty obligation are charged to cost of revenues at the time revenue is recognized.

Income Taxes — The Company records deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Tax credits are accounted for as a reduction of tax expense in the year in which the credits reduce taxes payable.

The Company does not recognize deferred income taxes for temporary differences associated with its investment in foreign subsidiaries because the differences are essentially permanent in duration.

Research and Development — Research and development expenses are expensed as incurred.

Stock-Based Compensation — SFAS 148, *Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123*, amends the disclosure requirements of FASB Statement No. 123, *Accounting for Stock-Based Compensation* (SFAS 123), to require more prominent disclosure in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The Company applies APB Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25), and related interpretations in accounting for its stock option plans. Under APB 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. Had compensation expense related to the Company's outstanding options been determined based on the fair value at the grant dates consistent with SFAS 123, net income and earnings per share would be as reflected below:

Year Ended September 30,	**2003**	2002	2001
Net income (loss), as reported	**$20,563**	$ (3,419)	$ 6,116
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**1,490**	11,911	516
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(4,603)**	(14,764)	(1,248)
Pro forma net income (loss)	**$17,450**	$ (6,272)	$ 5,384
Earnings (loss) per share:			
Basic—as reported	**$ 0.47**	$ (0.25)	$ 0.15
Basic—pro forma	**$ 0.40**	$ (0.34)	$ 0.12
Diluted—as reported	**$ 0.44**	$ (0.25)	$ 0.13
Diluted—pro forma	**$ 0.38**	$ (0.34)	$ 0.11

The fair value of each option is estimated using the Black-Scholes option-pricing model using a risk-free interest rate ranging from 2.27% to 3.37% in 2003, 2.94% to 4.74% in 2002, and 4.10% to 6.60% in 2001; an expected option life of five years to ten years; volatility of 52% in 2003, 35% in 2002, and 74% in 2001 and expected dividends of $0. For 2002, volatility is calculated using activity from the date of the Company's initial public offering in June 2002 through September 30, 2002.

Warrants — In 1999, CTI recorded a liability upon issuing redeemable preferred stock and convertible redeemable preferred stock based on the relative fair value of the warrants issued in the transaction. These warrants were subsequently exercised in 2002 (Note 12). While these warrants were outstanding, CTI made periodic mark-to-market adjustments, which are reflected in the accompanying consolidated statements of operations in accordance with the provisions of EITF Issue 00–19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock* (Note 12).

Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In the accompanying financial statements, management has made assumptions and estimates in accounting for credit risk, inventories, property and equipment, goodwill, warranty, income taxes, capital leases, stock-based compensation and warrants.

Reclassifications — Certain amounts in the comparative 2002 and 2001 financial statements have been reclassified to conform to the 2003 presentation with no impact on previously reported net income or retained earnings.

Earnings (Loss) Per Share — Basic net income (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding does not include unvested restricted shares. These shares, although classified as issued and outstanding, are considered contingently returnable until the restrictions lapse and will not be included in the basic earnings per share calculation until the shares are vested. Diluted net income per share is computed by giving effect to all dilutive potential common shares, including restricted stock and options. A reconciliation of the numerator and denominator used in the calculation of historical basic and diluted earnings per share follows:

(In thousands, except share and per share data)

Year Ended September 30,	2003	2002	2001
Numerator:			
Net income (loss) available to common shareholders—basic and diluted	**$20,563**	$(8,083)	$4,063
Denominator:			
Weighted average number of common shares outstanding	**43,351,390**	32,497,070	27,860,086
Dilutive potential common shares relating to:			
Restricted stock	**164,595**	–	1,973,715
Options and warrants	**2,941,370**	–	1,506,240
	3,105,965	–	3,479,955
Total weighted average number of shares used in computing diluted net income per share	**46,457,355**	32,497,070	31,340,041

The following amounts of outstanding warrants, convertible redeemable preferred stock, restricted stock and options were excluded from the computation of diluted net income per common share for the years ended September 30, 2003, 2002 and 2001 because including them would have had an antidilutive effect:

Year Ended September 30,	2003	2002	2001
Warrants	**25,215**	1,220,238	2,447,181
Convertible redeemable preferred stock	–	918,795	1,280,000
Restricted stock	–	1,245,850	–
Options	**1,757,189**	5,398,737	43,411
	1,782,404	8,783,620	3,770,592

Fair Value of Financial Instruments — The carrying amounts of financial instruments including cash, cash equivalents, marketable securities, accounts receivable, accounts payable and accrued expenses approximate fair value. The carrying amounts of borrowings under lines of credit and long-term debt approximate fair value based on current rates of interest available to the Company for loans of similar maturities.

Comprehensive Income — Comprehensive income is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. For the years ended September 30, 2003, 2002 and 2001, the Company recorded a foreign currency translation adjustment to recognize the changes in stockholders' equity arising from converting the accounts of our international subsidiaries from their foreign functional currency to the Company's United States dollar reporting currency.

Recent Accounting Pronouncements

Consolidation of Variable Interest Entities — On January 17, 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities*, an interpretation of Accounting Research Bulletin No. 51. FIN 46 expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable-interest entity is any legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable-interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable-interest entity may be essentially passive, or it may engage in research and development or other activities on behalf of another company. Previously, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 changes that by requiring a variable-interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable-interest entity's activities or entitled to receive a majority of the entity's residual returns or both. As of December 17, 2003, the effective date of FIN 46 has been deferred until the end of the first interim or annual reporting period ending after March 15, 2004. In addition, the FASB expects to release additional guidance related to its application. The Company will review the applicability of additional guidance when it is available.

Accounting for Stock-Based Compensation — On December 31, 2002, the FASB issued SFAS 148, *Accounting for Stock-Based Compensation—Transition and Disclosure.* SFAS 148 amends SFAS 123 to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and APB Opinion No. 28, *Interim Financial Reporting*, to require the disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The statement's amendments of transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002, with earlier application permitted for entities with fiscal years ending prior to December 15, 2002. In addition, SFAS 148's amendment of interim disclosure requirements is effective for interim periods beginning after December 15, 2002. As now required by SFAS 148, additional information about stock options has been presented in the stock-based compensation accounting policy disclosure in the Company's financial statements.

Amendment of Statement 133 on Derivative Instruments and Hedging Activities — In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 (SFAS 133), *Accounting for Derivative Instruments and Hedging Activities.* This statement amends SFAS 133 for decisions made as part of the Derivative Implementation Group process that effectively required amendments to SFAS 133, in connection with other FASB projects dealing with financial instruments, and in connection with implementation issues raised in relation to the application of the definition of a derivative.

(In thousands, except share and per share data)

SFAS 149 is effective for contracts entered into or modified after June 30, 2003. Also, the provisions of SFAS 149 that relate to SFAS 133 implementation issues that have been effective for fiscal years that began prior to June 15, 2003 should continue to be applied in accordance with their respective effective dates. In addition, provisions of this statement related to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing and new contracts entered into after June 30, 2003. The adoption of SFAS 149 did not have a significant impact on the Company's financial statements.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity — In May 2003, the FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* SFAS 150 requires issuers to classify as liabilities (or assets in some circumstances) certain financial instruments that embody obligations. Financial instruments within the scope of SFAS 150 shall be initially measured at fair value and subsequently revalued with changes in value being reflected in interest cost. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Restatement is not permitted. The adoption of SFAS 150 did not have a significant impact on the Company's financial statements.

Determining Whether an Arrangement Contains a Lease — In May 2003, the FASB reached a consensus on EITF 01-8, *Determining Whether an Arrangement Contains a Lease.* The guidance in this issue is effective for all arrangements agreed or committed to, or modified after the beginning of the next fiscal quarter beginning after May 28, 2003. The issue addresses whether or not an arrangement contains a lease that is within the scope of SFAS 13, *Accounting for Leases.* Depending on the facts and circumstances and the classification of the lease, the seller or supplier may be required to record rental income instead of sales for a portion of the consideration received, and the purchaser may be required to record both an asset under capital lease and a corresponding debt obligation. The adoption of the issue did not have a significant impact on the Company's financial statements.

3 : Inventories

Inventories consist of the following:

Year Ended September 30,	2003	2002
Component parts	**$25,581**	$19,410
Work in process	**27,122**	21,505
Finished goods	**18,149**	28,380
	$70,852	$69,295

Cyclotrons, which were delivered prior to July 1, 2003, but not yet accepted by the customers, are included in inventories as finished goods in the consolidated balance sheets for the years ended September 30, 2003 and 2002 in the amounts of $1,346 and $5,978, respectively.

4 : Property and Equipment

Property and equipment consist of the following:

Year Ended September 30,	2003	2002
Land	**$ 2,044**	$ 2,044
Buildings	**21,179**	9,417
Building and leasehold improvements	**22,025**	15,739
Machinery and equipment	**83,081**	54,994
Less accumulated depreciation	**(33,062)**	(21,709)
Assets under construction	**12,026**	17,182
Property and equipment, net	**$107,293**	$ 77,667

Depreciation expense for the years ended September 30, 2003, 2002 and 2001 was $11,519, $6,960 and $3,619, respectively.

5 : Commitments and Contingencies

Leases — The Company leases certain equipment under non-cancelable agreements. The leases have original terms ranging from three to ten years.

Future minimum payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining terms of one year or more consist of the following at September 30, 2003:

Operating Leases	
2004	$10,038
2005	5,553
2006	3,077
2007	1,787
2008	1,506
Thereafter	3,743
Total minimum lease payments	$25,704

Rental expense for the years ended September 30, 2003, 2002, and 2001 was $3,289, $2,676 and $1,777, respectively.

The Company guarantees lease obligations for radiopharmacy facilities and equipment on behalf of unconsolidated investees in the maximum aggregate amount of $898 at September 30, 2003. No liability has been recorded for these lease obligations which expire through 2009. The guarantees are not collateralized by any assets, and are without recourse.

In August 2003, the Company also guaranteed a debt obligation related to a cyclotron and radiopharmacy project for an international distributor in the maximum aggregate amount of 5.3 million Euros (or approximately $6.1 million). The debt obligation and the guarantee expire in July 2009. In the event a claim is made under this guarantee, the Company has the right to acquire the facility and all related customer contracts and would operate the facility as a PETNET radiopharmacy. The Company has recorded a liability of $150 for this guarantee to reflect the estimated fair value of the Company's obligation in accordance with FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.*

In September 2003, the Company entered into a new financing program arrangement with De Lage Landen Financial Services, Inc. (DLL). The new program provides flexible lease

(In thousands, except share and per share data)

financing for the full range of PET and PET/CT scanners and other products and services sold by CTI. In connection with this program, a credit reserve pool was established whereby the Company provided a guarantee to DLL for 9.9% on the first $25 million of transactions and 5.0%, once $50 million in transactions is achieved, of the principal balance of all leases DLL executes on the Company's behalf. At September 30, 2003, the Company had recorded a reserve of $136 for this guarantee to reflect the estimated fair value of the Company's obligation after recovery and resale of the underlying equipment in accordance with FIN 45.

The Company provides a parts-and-labor warranty on products it distributes directly, typically for a period of 12 months after installation. Estimated costs of this warranty obligation are charged to cost of revenues at the time revenue is recognized. A summary of the activity in our warranty reserve is as follows:

Year Ended September 30,	2003	2002	2001
Balance at the beginning of the period	**$ 3,740**	$ 3,433	$ 1,805
Accruals for warranties issued during the period	**6,185**	6,800	5,437
Settlements made (in cash or in kind)	**(4,663)**	(6,493)	(3,809)
Balance at the end of the period	**$ 5,262**	$ 3,740	$ 3,433

The Company has an exclusive patent and technology license to manufacture and use materials and products containing lutetium oxyorthosilicate (LSO). The Company pays an annual royalty based on a percentage of the manufacturing cost of materials sold. The royalty amounts paid were $835, $429 and $221, for the years ending September 30, 2003, 2002 and 2001, respectively. The agreement is in effect until October 27, 2008 when the patent is due to expire.

During fiscal year 2001, PETNET entered into a collaboration agreement with UCLA. In consideration for the research services provided by UCLA, PETNET pays a general research fee, an incentive fee and specific research fees. The general research fee and the incentive research fee are based on a percentage of net revenues received by PETNET from the sale of products produced at the LA Tech Center. Research fees were $387 and $507 for the years ended September 30, 2003 and 2002, respectively. No research fees were incurred for the year ending September 30, 2001.

In May 2002, Cox Nuclear Pharmacy Inc. & Accuscan LLC filed an action against CTI, PETNET Pharmaceuticals, Inc. and an employee of PETNET, in the United States District Court for the Southern District of Alabama, Southern Division, civil action no. 02-cv-0321-CG-C. The plaintiffs set forth 14 causes of action against the defendants, including a breach of contract claim related to the sale of a cyclotron and various tort claims alleging violation of a covenant not to compete in the Mobile, Alabama market. The plaintiffs sought $20 million in compensatory damages on the breach of contract claims and $50 million in aggregate compensatory and punitive damages on the tort claims. The claims against the PETNET employee have been dismissed. On December 5, 2003, the District Court granted summary judgment against the plaintiffs as to all remaining claims but leaving unaffected CTI's counterclaim for liquidated damages under CTI's purchase order with the plaintiffs.

On November 21, 2002, General Electric Company filed an action against us and a former General Electric employee now employed by us in the District Court of Johnson County, Kansas, civil case no. 02-CV-07947. The complaint charges us and our employee with alleged misappropriation of trade secrets and unfair competition, and the employee with breach of contract and breach of fiduciary duty. The complaint seeks injunctive relief and an undisclosed amount of damages. On November 21, 2002, General Electric, without notice to us or our employee, obtained a temporary restraining order enjoining the employee from using General Electric's confidential information and trade secrets, and enjoining us from disclosing or using any confidential information or trade secrets gained by the employee during his employment at General Electric. We have denied liability and intend to vigorously defend this suit; however, given the circumstances inherent in the litigation process, we are unable to predict the ultimate outcome of this suit.

On September 19, 2002, General Electric filed a complaint in the United States District Court, Eastern District of Wisconsin, against two former employees of General Electric who are now employed by CTI. The complaint alleged threatened or actual misappropriation of trade secrets, breach of contract and unfair competition. CTI was not named as a defendant in that action. The defendants answered the complaint and denied liability. On September 23, 2003, the District Court in Wisconsin granted General Electric's motion for voluntary dismissal without prejudice, which afforded General Electric an opportunity to refile the action in another United States District Court and potentially include additional defendants besides the two former employees. On November 24, 2003, General Electric refiled this action in the United States District Court for the Eastern District of Tennessee, Knoxville Division, against the two employees, CTI and PETNET. The defendants filed their motion for dismissal against all of GE's claims on December 15, 2003. Due to the early stage of this action, we are not able at the present time to render an opinion as to the likelihood of an outcome unfavorable to CTI or PETNET or as to the amount or range of potential loss by CTI or PETNET in the event of an unfavorable outcome, but we intend to vigorously contest this suit.

We are also involved in various other lawsuits and claims arising in the normal course of business. Although the outcomes of these other lawsuits and claims are uncertain, we do not believe any of them will have a material adverse effect on our business, financial condition or results of operations.

6 : Long-Term Debt

The Company has a $125,000 syndicated revolving credit facility (the Syndicated Facility) with a group of banks. Borrowing under the Syndicated Facility is collateralized by all property, and interests in property, presently existing or hereafter created by CTI or its subsidiaries as guarantors, including any and all proceeds thereof, in which a security interest is now or hereinafter granted; provided, however, that all real property of CTI as of March 14, 2002, is excluded; and provided further that the property and interests of CPS are limited to the inventory and accounts receivable and all proceeds therefrom of CPS. Interest is at LIBOR plus 0.75% to 1.75% or, at our option, the lender's

(In thousands, except share and per share data)

base rate plus 0.00% to 0.75%, payable monthly (2.37% at September 30, 2003). The Syndicated Facility matures on October 15, 2005 and contains certain restrictive covenants, which, among other things, require minimum tangible net worth, funded debt and debt service ratios; impose limitations on other indebtedness and liens; and, restrict investments, disposals of assets and dividend payments. There was no outstanding balance of the Syndicated Facility at September 30, 2003.

Industrial Revenue Bonds — In 1988, the Company entered into an agreement with the Industrial Development Board of Blount County, Tennessee (the Board) relating to the issue of Industrial Development Revenue Bonds (the Series 1988 Bonds) by the Board in the aggregate principal amount of $5,000 for the purpose of lending proceeds from the bonds to the Company. Such proceeds were restricted to use in the acquisition, construction, improvement and equipping of a manufacturing plant in Blount County, Tennessee. The remaining $4,000 balance of the Series 1988 Bonds is supported by an irrevocable letter of credit agreement that expires October 15, 2005. The Series 1988 Bonds are due in August 2008.

On August 1, 2000, the Company entered into an agreement with the Board relating to the issue of Industrial Development Revenue Bonds (the Series 2000 Bonds) by the Board in the aggregate principal amount of $3,000 for the purpose of lending proceeds from the Series 2000 Bonds to the Company. Such proceeds are restricted to use in the acquisition, construction, improvement and equipping of the Company's manufacturing plant in Blount County, Tennessee. At September 30, 2003 and 2002, the remaining balances were $1,600 and $2,300, respectively. The remaining $1,600 balance of the Series 2000 Bonds is supported by an irrevocable letter of credit agreement that expires October 15, 2005. The Series 2000 Bonds are due in August 2010. In May 2002, the Company redeemed all outstanding tax-exempt bonds and reissued taxable bonds for the purpose of terminating federal government limitations on aggregate capital expenditures.

CTI is required to repay 10.0% of the outstanding debt annually, for both series. Both bond series bear interest at variable rates, which change from time to time as set by the remarketing agents for the bonds, in order to remarket both bond series in a secondary market. Interest rates were from 1.20% to 1.30% at September 30, 2003 and 1.90% to 2.00% at September 30, 2002, respectively.

Notes Payable — CTI was able to borrow up to $7,900 under the terms of a construction loan agreement with a bank. Interest was payable monthly at LIBOR plus 1.00% to 2.00%, and this loan was repaid in June 2003.

In August 2003, in conjunction with the acquisition of Mirada Solutions Limited (Note 11), we assumed a $365 note payable to a bank and issued $3,188 of unsecured loan notes. Interest on the bank note is at the bank base rate plus 1.25% (5.00% at September 30, 2003). The outstanding balance on the assumed bank note payable was $366 at September 30, 2003. For the unsecured loan notes issued during the acquisition, the note holder can request to be paid the lower of $15 or its outstanding note balance on April 30, 2004 along with any accrued interest to date. The remaining balance and outstanding interest on the unsecured loan notes will then be paid in full by April 30, 2005. Interest on the unsecured loan notes is fixed at 1.50%.

In 2003, CTI, through its subsidiary CPS, entered into a mortgage loan to purchase additional manufacturing space, which had previously been leased. The Company is required to make principal and interest payments totaling $78 per year through 2008, with a balloon payment upon maturity. The debt bears interest at a fixed rate of 4%. The outstanding balance on this mortgage loan was $873.

In 2000, CTI entered into a mortgage loan agreement to purchase its current office space, which had previously been leased. Interest on the debt was at LIBOR plus 1.00% to 2.00%. This loan was repaid in August 2003.

Annual maturities of long-term debt at September 30, 2003 are as follows:

2004	$2,300
2005	2,686
2006	830
2007	833
2008	1,425
Thereafter	2,100

Capital Lease Obligations — Leased capital assets included in machinery and equipment and other assets at September 30 are as follows:

	2003	2002
Machinery and equipment	**$21,641**	$18,220
Accumulated amortization	**(5,942)**	(4,150)
Other assets	–	416
	$15,699	$14,486

Future minimum payments, by year and in the aggregate, under non-cancelable capital leases with initial or remaining terms of one year or more consist of the following at September 30, 2003:

2004	$ 4,528
2005	3,716
2006	2,947
2007	2,943
2008	1,883
Thereafter	1,285
Total minimum lease payments	17,302
Amounts representing interest	(3,287)
Present value of net minimum payments	14,015
Current portion of capital lease obligations	(3,201)
Capital lease obligations, long-term	$10,814

PETNET extinguished capital lease obligations totaling $14,503 in September 2002 prior to maturity, resulting in losses on early extinguishments of debt of $1,303, which is reported in selling, general and administrative expense.

(In thousands, except share and per share data)

7 : Income Taxes

The Company files a consolidated U.S. federal income tax return that includes CTI, PETNET, CTI Services and ACT. CPS files a separate U.S. federal income tax return and all foreign subsidiaries file returns in their country of incorporation. At September 30, 2003, the Company also had federal, foreign and state net operating loss carryforwards of $15,415, $4,178 and $29,683, respectively, expiring in the period 2010 to 2018, that are available to reduce future income taxes. At September 30, 2003, the Company had tax credit carryforwards of $828 that are available to reduce future federal income taxes.

The components of deferred tax assets and liabilities at September 30 were as follows:

	2003	2002
Current deferred tax assets:		
Allowance for doubtful accounts	$ 1,268	$ 816
Inventory capitalization	762	315
Inventory obsolescence reserves	1,212	1,133
Accrued incentive compensation	309	259
Accrued vacation	921	574
Accrued warranty reserves	1,736	1,026
Installation reserve	127	322
Other accrued expenses	357	485
Deferred revenues	3,953	2,545
Research and development credit carryforward	–	–
Alternative minimum tax credit carryforward	11	11
Net operating loss carryforwards	6,012	–
Stock-based compensation	604	2,341
Insurance reserve	479	–
Net current deferred tax assets	$17,751	$ 9,827
Noncurrent deferred tax assets:		
Deferred revenue	$ 1,661	$ 2,213
Amortization	159	217
Stock-based compensation	–	–
Noncurrent deferred liabilities:		
Research and development credit carryforward	817	495
Alternative minimum tax credit carryforward	–	22
Net operating loss carryforwards	2,106	344
Other noncurrent	–	(172)
Fixed asset disposition	–	41
Acquired intangibles	(3,933)	–
Depreciation	(9,809)	(2,973)
Net noncurrent deferred tax liability	$ (8,999)	$ 187

The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income sufficient to offset the related deductions and credits within the applicable carryforward and carryback periods.

The Company's effective tax rate on income taxes and minority interest differs from the federal statutory rate as follows:

	2003	2002	2001
Federal tax	$20,610	$ 8,445	$7,844
State tax	1,766	401	874
Research and development credit	–	–	(583)
Warrant liability mark-to-market permanent difference	–	3,405	1,525
Stock-based compensation	245	3,364	–
Extraterritorial income benefit	(677)	(522)	–
In-process research and development	416	–	–
Other permanent differences	575	(503)	270
Provision for income taxes	$22,935	$14,590	$9,930

8 : Employee Benefit Plan

The Company provides a defined contribution plan that covers substantially all domestic employees. Company contributions to the Plan are based on employees' earnings. In addition, the employees may elect to contribute to the Plan and the Company will match 50% of employee contributions up to 6% of their compensation. The total Company expense was approximately $1,982, $1,886 and $890 for the years ended September 30, 2003, 2002 and 2001, respectively.

9 : Stock Options, Warrants and Restricted Stock

Incentive Stock Option Plans

In 1998, the Company adopted an incentive stock option plan for officers and key employees. The options are generally exercisable in installments of 25% per year from the grant date, except that options granted to persons who, at the time of grant, have been employed by the Company for at least 10 years are fully exercisable upon grant. The options expire after five to ten years. Twelve million eight hundred thousand shares have been authorized under this plan; however, after the effective date of the 2002 Long-Term Incentive Plan, described below, no further awards will be granted under this plan.

On May 23, 2002, the Company's shareholders approved the 2002 Long-Term Incentive Plan which became effective upon the closing of our initial public offering. Three million shares have been authorized under the 2002 plan.

A summary of the Company's stock option activity for these plans is as follows:

(In thousands, except share and per share data)

	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Grant Date Fair Value	Options Exercisable	Weighted-Average Exercise Price
Balance at September 30, 2000	1,692,531	$ 2.84		1,405,466	$2.84
Options granted in 2001 at fair value	1,205,323	4.25	$2.41		
Options exercised in 2001	(51,514)	2.91			
Options expired in 2001	(102,581)	3.08			
Balance at September 30, 2001	2,743,759	3.45		1,904,464	3.25
Options granted in 2002 at fair value	147,433	11.06	4.49		
Options granted in 2002 below fair value	776,265	5.49	9.59		
Options exercised in 2002	(306,168)	3.16			
Options expired in 2002	(64,211)	3.60			
Balance at September 30, 2002	3,297,078	4.30		2,572,544	3.78
Options granted in 2003 at fair value	160,292	21.73	9.42		
Options exercised in 2003	(1,247,913)	3.49			
Options expired in 2003	(122,946)	5.54			
Balance at September 30, 2003	2,086,511	$ 6.03		1,619,823	$4.70

The following table summarizes information about incentive stock options at September 30, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Average Life[1]	Average Price[2]	Number of Shares	Average Price[2]
$2.81	435,089	2.06	$ 2.81	435,089	$ 2.81
$3.09 to $3.87	344,639	2.87	3.38	344,639	3.38
$4.69	558,823	5.01	4.69	424,127	4.69
$5.56 to $6.12	524,736	5.39	5.60	354,111	5.62
$15.55 to $16.15	28,981	8.68	15.60	13,512	15.57
$17.00 to $17.63	8,816	9.41	17.16	2,593	17.11
$18.31 to $18.80	36,519	9.65	18.32	7,357	18.33
$19.37 to $19.76	25,404	8.86	19.68	7,125	19.65
$21.97 to $22.40	74,675	9.16	22.06	21,184	22.16
$23.90	3,329	9.29	23.90	986	23.90
$25.00	45,500	9.20	25.00	9,100	25.00
	2,086,511			1,619,823	

[1] Weighted average contractual life remaining in years.
[2] Weighted average exercise price.

(In thousands, except share and per share data)

Non-Qualified Options

In addition, the Company provides non-qualified stock options to certain officers and key employees. The options are generally exercisable in installments of 20% or 25% per year from the grant date. The options expire after five to ten years.

A summary of the Company's non-qualified stock option activity is as follows:

	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Grant Date Fair Value	Options Exercisable	Weighted-Average Exercise Price
Balance at September 30, 2000	926,598	$ 0.54		923,078	$ 0.53
Options granted in 2001 at fair value	377,342	3.70	$2.49		
Options granted in 2001 below fair value	128,000	0.16	3.33		
Options exercised in 2001	(21,333)	0.16			
Balance at September 30, 2001	1,410,607	1.39		1,356,432	1.31
Options granted in 2002 at fair value	1,043,517	17.04	6.34		
Options granted in 2002 below fair value	1,218,645	5.39	8.85		
Options exercised in 2002	(1,084,532)	3.46			
Balance at September 30, 2002	2,588,237	8.72		1,409,761	4.72
Options granted in 2003 at fair value	134,553	18.39	9.22		
Options exercised in 2003	(820,462)	1.49			
Options expired in 2003	(112,552)	5.27			
Balance at September 30, 2003	1,789,776	$12.98		998,465	11.72

The following table summarizes information about non-qualified stock options at September 30, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Average Life[1]	Average Price[2]	Number of Shares	Average Price[2]
$0.16	3,400	0.70	$ 0.16	3,400	$ 0.16
$2.81 to $3.09	101,440	1.44	3.03	101,440	3.03
$4.69 to $5.56	541,530	5.40	5.21	345,866	5.41
$15.55	574,280	8.82	15.55	287,140	15.55
$17.00 to $18.37	137,197	9.30	17.67	87,041	17.29
$19.00 to $19.76	343,321	8.94	19.67	115,436	19.50
$22.40	86,608	8.95	22.40	57,742	22.40
$25.00	2,000	9.20	25.00	400	25.00
	1,789,776			998,465	

[1] Weighted average contractual life remaining in years.
[2] Weighted average exercise price.

Stock-Based Compensation

During the year ended September 30, 2002, the Company issued options to employees to purchase common stock with exercise prices ranging from $4.69 to $22.40. The Company recorded non-cash compensation charges to earnings for the excess of estimated fair value over the exercise price of these options totaling $11,265 and also recorded unearned compensation of $4,441. The Company is amortizing the balance of unearned compensation over the respective vesting periods ranging from three to four years. For the years ended September 30, 2003 and 2002, the Company amortized $885 and $723 to stock-based compensation expense.

During the year ended September 30, 2002, the Company issued warrants and options to purchase common stock to non-employee consultants in exchange for receiving consulting services. The fair value of the warrants and options was estimated using the Black-Scholes option-pricing model. In connection with the issuance of these warrants to purchase common stock, the Company recorded $93 to stock-based compensation and $253 to unearned compensation. The Company is amortizing the balance of unearned compensation to stock-based compensation expense over the term of the consulting contract. For the years ended September 30, 2003 and 2002, the Company amortized $51 and $25 to stock-based compensation expense.

(In thousands, except share and per share data)

During 2002 and 2003, the Company issued 224,528 restricted shares of common stock at prices ranging from $15.55 to $22.40 in connection with hiring executives. In connection with these restricted common shares, the Company recorded unearned compensation of $3,902. The Company is amortizing the balance to stock-based compensation expense over the four-year vesting periods during which the restrictions expire. The Company amortized $947 and $144 to stock-based compensation expense for the years ended September 30, 2003 and 2002, respectively.

During the year ended September 30, 2003, 2,000 options to purchase common stock were issued to non-employees. The fair value of these options of $26 was charged to stock-based compensation, and was determined using the Black-Scholes option-pricing model using a risk-free interest rate of 7.39%, an expected life of seven years (the life of the options), volatility of 35% and no expected dividends.

During the fourth quarter of the year ended September 30, 2002, the subsidiary companies agreed to reimburse CTI for their respective amounts of stock-based compensation expenses; consequently, these charges, which had been previously reported as costs of the "Corporate and Other" segment, were pushed down to each of the reportable segments and are reflected accordingly. In addition, for consistency, all prior years have been restated to reflect stock-based compensation expenses in the respective segments where the personnel were employed. The allocation of stock-based compensation to CPS in the fourth quarter of 2002 resulted in a reduction of CPS net income, which further resulted in a reduction in minority interest expense of approximately $1.0 million and a corresponding increase in CTI's consolidated net income.

10 : Related Party Transactions

From 1987 through April 2001, Siemens was the exclusive distributor of scanners manufactured by CPS. In April 2001, CPS implemented a new multiple-distributor strategy. The current distribution agreement with Siemens, which was effective March 1, 2002, has an initial term of five years with one renewal period of one year. Transfer prices are set annually and vary with product type and annual shipment volume. Sales are F.O.B. factory. Siemens is provided a warranty discount to cover its cost of parts during the first 12 months of usage. Siemens is responsible for all site planning, installation and customer training.

The following additional transactions occurred in 2003, 2002 and 2001, between the Company and Siemens, a CTI shareholder or its affiliates:

- The Company's sales through and to Siemens were $143,856, $128,233 and $120,730 in 2003, 2002 and 2001, respectively.
- Accounts receivable and customer advances received through Siemens totaled $42,430 and $326, respectively, at September 30, 2003.
- Accounts receivable and customer advances received through Siemens totaled $39,918 and $1,214, respectively, at September 30, 2002.

Under the terms of an agreement with Siemens (the Siemens Agreement), Siemens shall have the right to purchase, or CTI shall have the right to require Siemens to purchase, an additional 30.1% of CPS. The exercise of this put/call is contingent upon cumulative unit sales of ECAT® scanners reaching a defined target level. At September 30, 2003, the cumulative total number of units sold by CPS was 697. By the end of 2003, CPS would need to have sold a cumulative total of 981 units to achieve the required cumulative sales level for the put/call to be exercisable, with such cumulative unit sales requirement increasing by 74 units each year thereafter. Upon exercise of the put/call, the Siemens Agreement provides for the purchase price to be established through an independent, third-party valuation process if the parties are unable to agree upon a price. Once CTI is notified of Siemens' intent to purchase the additional interest, CTI shall have the right to defer the Siemens purchase for one year. CTI does not expect this target level to be reached before the fiscal year ending September 30, 2005.

The Company has four agreements with Concorde Microsystems, Inc. (Concorde), a company partially owned and operated by children of CTI's President and Chief Executive Officer who is also a director and major shareholder in CTI.

In the MicroPET Agreement, CPS assigned its rights to develop PET for animals. Concorde was granted a non-exclusive, royalty-free license for the sole purpose of production by Concorde of products for use in the high-resolution animal PET market. All technology developed by Concorde useful in the design, development or production of PET tomographs for humans belongs to CPS. All technology developed by Concorde that is useful in the development of PET tomographs for animal applications belongs to Concorde. For a period of five years, CPS agreed to sell Concorde equipment and components needed to develop animal tomographs, and Concorde agreed to sell MicroPET tomographs and related equipment for resale by CPS. The MicroPET Agreement has a five-year term, but CPS has retained the right upon 180 days' notice to Concorde to begin developing PET for animals.

As part of the transactions contemplated by the MicroPET Agreement, CPS entered into a Patent and Technology Sublicense Agreement. Pursuant to this Sublicense, CPS granted Concorde a non-exclusive, royalty-free right to use the LSO technology in the field of detector systems for high-resolution animal tomographs. The Patent and Technology Sublicense Agreement expires on the date that CTI's license to use the LSO technology expires.

Effective October 1, 1999, CPS and Concorde entered into a Development and Exclusive Supply Agreement pursuant to which CPS engaged Concorde to develop, manufacture and supply application-specific integrated circuits (commonly referred to as ASICs) used in the PET scanners manufactured by CPS. CPS agreed to pay Concorde for its development costs, production setup costs and design maintenance procedures incurred in connection with the development and production of the microchips or ASICs. CPS agreed that upon the successful development of the ASICs, Concorde would be the exclusive supplier of the ASICs. CPS also agreed to acquire at least $50,000 worth of ASICs from Concorde during the term of the agreement. All technology developed by Concorde in the performance of the agreement belongs to CPS.

(In thousands, except share and per share data)

Concorde agreed for a period of five years after the new ASICs are developed not to engage in or own an interest in a business competitive with CPS or to design ASICs for any competitor of CPS. The agreement has a five-year term. In connection with these agreements, CPS paid Concorde $601, $459 and $554 for the years ended September 30, 2003, 2002 and 2001, respectively.

In September 2002, PETNET entered into an agreement with Concorde. Under the terms of the agreement, PETNET was granted an exclusive, royalty-free license to distribute Concorde products throughout the continental United States and Canada. PETNET is responsible for sales, marketing and education activities, while Concorde is responsible for all product warranty, installation, training, service and technical support. In the event the annual orders do not exceed each previous year's orders by 10%, distribution rights can be made nonexclusive at the sole discretion of Concorde. During the year ended September 30, 2003, total PETNET sales and cost of sales of Concorde products under this distribution agreement were $5,436 and $5,061, respectively. In addition, during 2003 PETNET purchases from Concorde were $5,550, and accounts payable at September 30, 2003 included $3,206 in payables to Concorde. There were no transactions under the agreement for the year ended September 30, 2002.

On September 5, 2002, CTI entered into an LSO Supply Agreement with Concorde pursuant to which CTI agreed to provide Concorde with LSO. This agreement expires upon the termination of CTI's license with Schlumberger to use the LSO technology. In this agreement, CTI agreed not to sell LSO to another third party engaged in the development or manufacture of PET scanners for use in animal applications. During the year ended September 30, 2003, LSO sales to Concorde were $1,371.

CTI acquired land in 2001 for $1,454 from a general partnership owned in part by certain directors and officers of the Company. The ongoing expansion of the Company's facilities is being constructed on this land. CTI has also been granted a right of first refusal to purchase an adjacent parcel from the same general partnership.

11 : Business Acquisitions

On August 15, 2003, the Company acquired 100% of the capital stock of Mirada Solutions Limited (Mirada). The results of Mirada's operations have been included in the consolidated financial statements since that date. Mirada's products aid better detection, diagnosis and management of disease through the application of image analysis tools to medical images. The Company will incorporate Mirada's image analysis and fusion software into all of its PET scanner workstations, providing greatly enhanced analytical and diagnostics capabilities.

The aggregate purchase price was $23,091, including $19,652 of cash, common stock of $251 and the balance of $3,188 in notes payable. The purchase price allocation is subject to refinement as additional transaction related costs may be incurred. Under the purchase agreement, the Company may be required to make additional payments to the former shareholders if Mirada net income exceeds defined goals for 2004 and 2005. If additional payments are required, the Company will adjust goodwill at that time. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At August 15,	2003
Current assets	$ 2,257
Property and equipment	331
Other assets	5
Intangible assets	14,209
Goodwill	12,464
Total assets acquired	29,266
Current liabilities	2,923
Long-term debt	365
Deferred tax liability	2,887
Total liabilities assumed	6,175
Net assets acquired	$23,091

Of the $14,209 in acquired intangible assets, $12,829 was assigned to existing product technology and is being amortized on a straight-line basis over a weighted average life of approximately 10 years. Amortization expense recorded on these assets was $176 in 2003. The remaining intangible assets of $1,380 were assigned to research and development assets that were written off at the date of acquisition in accordance with FASB Interpretation No. 4, *Applicability of FASB No. 2 to Business Combinations Accounted for by the Purchase Method*. None of the goodwill is expected to be deductible for tax purposes. No pro forma disclosures have been included in these financial statements as Mirada was immaterial to the consolidated financial statements taken as a whole.

In October 2000, the Company acquired the remaining minority interest in PETNET. Under the terms of the agreement, holders of PETNET common stock received 1.60 shares of CTI common stock for each 3.6875 shares of PETNET common stock outstanding. Approximately 3,193,000 shares of CTI common stock with a fair value of $11,469 were issued to PETNET shareholders. The merger has been treated as a forward triangular merger in order to qualify as a tax-free reorganization under IRS Section 368(a)(2)(D). The Company accounted for this transaction under the purchase method of accounting and accordingly, allocated the purchase price to cash, accounts receivable, prepaid expenses, fixed assets, current liabilities and capital leases based on their estimated fair values. Goodwill resulting from the transaction was $8,371 which was being amortized over 20 years prior to the adoption of SFAS 142.

(In thousands, except share and per share data)

The changes in the carrying value of goodwill for the year ended September 30, 2003 are as follows:

	Detector Materials	Corporate & Other	Eliminating Entries	Consolidated Total
Balance, October 1, 2002	$520	$593	$11,272	$12,385
Goodwill acquired	191	–	12,464	12,655
Balance, September 30, 2003	$711	$593	$23,736	$25,040

The "Eliminating Entries" column reflects the goodwill arising from the acquisitions of PETNET and Mirada that was not pushed down to the subsidiaries for segment reporting. Of the $23,736 total, $11,272 relates to PETNET and $12,464 relates to Mirada.

Had the Company applied the non-amortization of goodwill provisions of SFAS 142 in the year ended September 30, 2001, reported net income and basic and diluted earnings per share would have been as follows:

Reported net income	$6,116
Goodwill amortization	689
Adjusted net income	$6,805
Reported basic earnings per share	0.15
Goodwill amortization	0.02
Adjusted basic earnings per share	$ 0.17
Reported diluted earnings per share	0.13
Goodwill amortization	0.02
Amortization diluted earnings per share	$ 0.15

No SFAS 142 pro forma disclosures have been made for 2003 and 2002 as the effect of SFAS 142 is already included in the results of operations.

12 : Preferred Stock and Warrants

On September 30, 1999, CTI issued 400,000 shares of 9% redeemable preferred stock, 200,000 shares of 10% convertible redeemable preferred stock and a warrant to purchase 2,196,326 common shares for gross proceeds of $15,000. Both issues of preferred stock were convertible into common stock which subsequently occurred concurrent with the Company's initial public offering. The Company accreted both issues of the preferred stock to their respective redemption amounts using the effective interest method. The aggregate accretion on both issues of redeemable preferred stock in the years ended September 30, 2002 and 2001 was $1,283 and $310, respectively.

The warrant, which had an exercise price of $0.0016 per share, was valued at $4,374 on the date of issuance based on its relative fair value using the Black-Scholes option-pricing model with the following assumptions: risk-free rate of 6.8%, estimated life of ten years, 75% volatility and no dividend yield. Pursuant to anti-dilution provisions in the agreement, the number of common shares available to be purchased under the warrant was increased by 250,854 shares to 2,447,181 in connection with CTI's acquisition of the remaining minority interest in PETNET in October 2000. CTI recorded a warrant liability upon issuing the 9% redeemable preferred stock and 10% convertible redeemable preferred stock based on the relative fair value of the warrants issued in the transaction. Through the date the warrants were exercised, CTI made periodic mark-to-market adjustments, which are reflected in the accompanying consolidated statements of operations in accordance with the provisions of EITF 00–19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.*

On March 29, 2002, the purchaser exercised the warrant through a cashless exercise and received 2,446,563 shares of common stock. Because the warrant had a put feature and thus gave the holder the choice of cash settlement or settlement in shares, the Company was required to report the proceeds from the issuance of the warrant as a liability and subsequently measure the warrant at fair value with changes in the fair value reported in earnings until the put feature was eliminated on March 31, 2002. The mark-to-market adjustment expensed in the statement of operations was $8,902 and $3,921, for the years ended September 30, 2002 and 2001, respectively.

On June 26, 2002, CTI exercised a repurchase option in connection with its initial public offering which qualified as a Liquidity Event (as defined in the warrant agreement). The option called for a $1,000 payment in exchange for a portion of the warrant covering from 188,189 to 1,191,165 shares, based on the internal rate of return to the purchaser of the preferred stock. Pursuant to the warrant agreement, the Company received a credit against the $1,000 payment in an amount equal to 50 percent of any underwriting fees paid by the Company to an affiliate of the holder of the warrant in connection with a public offering of the Company's common stock. The Company received a credit in the amount of $658 in connection with its initial public offering and therefore paid $342 to repurchase 1,191,165 shares upon the closing of the offering. The cost of the common shares acquired is reflected as treasury stock in the accompanying consolidated financial statements.

On June 26, 2002, the Company closed its initial public offering in which it sold 11,048,000 shares of common stock at $17 per share for net proceeds of approximately $171.4 million, net of underwriting discounts, commissions and other offering costs. Upon the closing of the initial public offering, all of the Company's convertible preferred stock, totaling $6,000, automatically converted into 1,280,000 shares of common stock. On June 26, 2002, the Company used approximately $10.2 million of the proceeds from the offering to redeem all of its redeemable preferred stock, including accrued dividends.

On May 13, 2002, the Company purchased an aggregate of 2,536,109 shares of its outstanding common stock from two shareholders for the aggregate price of $11.9 million in cash. On May 15, 2002, the board of directors approved a 1.6-for-1 common stock split and an increase in the number of

(In thousands, except share and per share data)

authorized common shares, which was effective on June 1, 2002. All references to number of common shares, per share amounts, and stock option and warrant data have been revised for all periods presented to reflect the stock split.

On May 21, 2002, the Company's board of directors adopted a stockholder protection rights agreement and declared a dividend of one Right for each share of common stock held of record as of the close of business on the closing date of the initial public offering of common stock of the Company pursuant to an effective registration statement filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933. The Rights, which do not have any voting rights, are generally not exercisable until 10 days after an announcement by the Company that a person has acquired at least 15% of the Company's common stock. Each Right, should it become exercisable, will entitle the owner to buy one ten-thousandth of a share of Series C Junior Participating Preferred Stock at an exercise price of $130. The Rights may be terminated without payment by the Company at any time prior to the date that is ten business days after the acquisition of 15% or more of the Company's common stock by a person or group.

In the event the Rights become exercisable as a result of the acquisition of at least 15% of the Company's common stock, each Right will entitle the owner, other than the acquiring person, to buy at the Right's then current exercise price a number of shares of common stock with a market value equal to twice the exercise price. In addition, unless the acquiring person owns more than 50% of the outstanding shares of common stock, the board of directors may elect to exchange all outstanding Rights (other than those owned by such acquiring person or affiliates thereof) at an exchange ratio of one share of common stock per Right. The Rights expire on June 1, 2012 unless earlier terminated by the Board. As a result of the adoption of the Shareholders' Rights Plan, 50,000 shares of authorized preferred stock have been reserved and designated as Series C Junior Participating Preferred Stock.

13 : Segments

The Company operates in four reportable business segments based on differences in products and services: CPS, PETNET, Detector Materials and CTI Services. The CPS segment designs, manufactures and markets medical research and scanning equipment. The PETNET segment manufactures and distributes radiopharmaceuticals to customers. The Detector Materials segment manufactures a scintillation component sold primarily to the CPS segment. The Company's direct distribution and service of cyclotron systems and PET scanners are reflected in the CTI Services segment.

The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies" with the exception of deferred tax assets and liabilities for the Detector Materials segment, which are included in "Corporate and Other." Segment data includes intersegment revenues. Assets and costs of the corporate headquarters are allocated to the segments based on usage with the exception of the Company's headquarters building and non-allocable costs which are included in "Corporate and Other." The Company evaluates the performance of its segments based on net income (loss). The Company's business is conducted principally in the U.S.

The table on page 53 summarizes information about net income (loss) and segment assets used by the chief operating decision maker of the Company in making decisions regarding allocation of assets and resources as of and for the years ended September 30, 2003, 2002 and 2001.

Effective October 1, 2003, the PETNET and CTI Services segments have been combined to reflect organizational changes. In future fiscal reporting periods, these two segments will be reported as one segment, CTI Solutions.

Sales were distributed to the following locations:

Year Ended September 30,	**2003**	2002	2001
United States	**77%**	77%	77%
Foreign	**23%**	23%	23%
	100%	100%	100%

No individual foreign country represents 10% or more of the Company's total sales since 2001. Sales are based on final destination of products sold.

(In thousands, except share and per share data)

	CPS	PETNET	Detector Materials	CTI Services	Corporate and Other	Eliminating Entries	Consolidated Total
Year Ended September 30, 2003							
External revenues	$172,013	$74,868	$ 2,852	$112,556	$ –	$ –	$362,289
Intersegment revenues	75,726	21	52,312	13,331	–	(141,390)	–
Depreciation and amortization	1,539	6,895	1,800	664	1,994	(955)	11,937
Stock-based compensation	326	286	21	634	642	–	1,909
Interest expense	14	1,644	860	1,508	1,327	(3,427)	1,926
Interest income	411	8	116	298	3,716	(3,427)	1,122
Equity in (income) losses of investees	–	(406)	–	288	–	102	(16)
Income tax expense	17,704	997	9,850	(4,743)	979	(1,852)	22,935
Minority interest expense	–	345	–	–	–	15,042	15,387
Net income (loss)	30,144	932	15,445	(8,415)	1,556	(19,099)	20,563
Total assets	143,397	87,233	45,510	131,683	102,393	(85,168)	425,048
Investment in equity method investees	–	1,903	–	18	–	–	1,921
Capital expenditures	10,199	21,937	2,411	1,361	11,461	(2,563)	44,806
Year Ended September 30, 2002							
External revenues	$151,264	$55,314	$ 1,047	$ 50,770	$ –	$ –	$258,395
Intersegment revenues	37,774	260	28,155	14,878	–	(81,067)	–
Depreciation and amortization	839	4,440	884	461	1,347	(873)	7,098
Stock-based compensation	3,926	1,388	1,671	2,290	2,975	–	12,250
Interest expense	464	2,652	1,046	893	159	–	5,214
Interest income	20	95	192	369	390	–	1,066
Equity in (income) losses of investees	–	(539)	–	271	–	301	33
Income tax expense	13,599	(634)	2,327	(100)	2,119	(2,237)	15,074
Minority interest expense	–	125	–	–	–	12,844	12,969
Net income (loss)	25,740	(1,955)	3,659	(373)	(14,029)	(16,461)	(3,419)
Total assets	102,386	64,785	39,473	72,729	115,782	(43,446)	351,709
Investment in equity method investees	–	1,348	–	(70)	–	–	1,278
Capital expenditures	2,907	18,973	3,911	921	12,292	(2,930)	36,074
Year Ended September 30, 2001							
External revenues	$126,879	$35,610	$ 1,803	$ 24,585	$ –	$ –	$188,877
Intersegment revenues	6,716	–	16,580	17,128	–	(40,424)	–
Depreciation and amortization	609	2,094	705	224	1,587	(754)	4,465
Stock-based compensation	425	–	–	113	–	–	538
Interest expense	544	1,098	1,516	1,812	(1,103)	–	3,867
Interest income	1	23	237	419	(580)	–	100
Equity in (income) losses of investees	–	(757)	–	–	–	71	(686)
Income tax expense	7,135	578	1,790	1,653	(1,245)	19	9,930
Minority interest expense	–	26	–	–	–	6,340	6,366
Net income (loss)	12,280	845	2,408	1,555	(1,907)	(9,065)	6,116
Total assets	89,178	45,124	27,040	45,025	15,180	(13,766)	207,781
Investment in equity method investees	–	1,323	–	–	–	–	1,323
Capital expenditures	1,566	17,243	2,746	2,648	2,793	(2,111)	24,885

> Report of Independent Auditors

To the Board of Directors and Shareholders of CTI Molecular Imaging, Inc.:

In our opinion, the consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of CTI Molecular Imaging, Inc. and its subsidiaries at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

/S/ PricewaterhouseCoopers LLP

December 15, 2003
Atlanta, Georgia

> Investor Information

Corporate Offices

CTI Molecular Imaging, Inc.
810 Innovation Drive
Knoxville, TN 37932-2571
865-218-2000
www.ctimi.com

Investor Relations

Michael A. Lawless
Senior Director, Investor Relations
CTI Molecular Imaging, Inc.
865-218-2000

www.ctimi.com

Investor information, including additional annual reports, 10-Ks, 10-Qs and other financial information, is available on the Investor Relations section of our web site at www.ctimi.com.

Independent Accountant

PricewaterhouseCoopers LLP
Atlanta, GA

Transfer Agent

SunTrust Bank
Stock Transfer Department
P.O. Box 4625
Atlanta, GA 30302
800-568-3476

Dividend Policy

The Company has not paid any cash dividends on its common stock since its inception and does not intend to pay any such dividends in the foreseeable future. Pursuant to the terms of our existing credit facility, we are restricted from paying dividends.

Price Range of Common Stock

The Company's common stock has been traded on the Nasdaq National Market (Nasdaq symbol: CTMI) since June 21, 2002. The following table sets forth the high and low sales prices as reported on the Nasdaq National Market for quarter ends during our 2003 and 2002 fiscal years.

Quarter Ended	High	Low
June 30, 2002	$23.45	$17.35
September 30, 2002	$25.94	$13.53
December 31, 2002	$27.70	$21.30
March 31, 2003	$26.34	$16.22
June 30, 2003	$20.13	$16.26
September 30, 2003	$17.90	$12.80

> Glossary of Terms

Alzheimer's Disease — Degenerative disease of the central nervous system, characterized by premature mental deterioration. Patients with this condition show a gradual reduction of the brain's metabolic activity on PET and PET/CT scans.

BGO (bismuth germanate) —The predecessor detector material technology to CTI's more advanced LSO. BGO technology is used by several of CTI's competitors and provides slower PET scan times and lower image quality than LSO.

Biomarker — An imaging agent that allows the PET scanner to identify molecular activity inside the patient. The most common one is FDG. While biomarkers are mildly radioactive compounds, they do not interfere with or disrupt the natural state of a person's body, and they do not have the side effects seen with traditional pharmaceuticals. Biomarkers may also be called molecular probes or radiopharmaceuticals.

CT (computed tomography) —A conventional diagnostic imaging technology that uses X-rays to produce detailed anatomical images of the body's internal structure. CT primarily is used for indications in cardiology, neurology and oncology.

Cyclotron —The machine that produces FDG and other molecular biomarkers. CTI's PETNET Solutions operates at least one cyclotron at each of its radiopharmacies.

Detector —The part of the PET scanner that detects radioactive signals from the biomarker inside a patient. These signals are amplified and converted into a 3-D image of the patient so a physician can view the patient's metabolic activities. The most advanced detectors are made of LSO and are exclusive to CTI, while most other scanners use BGO.

Diagnostic Imaging —Type of medical equipment that produces images of the human body's internal structure or function. The most common examples include PET, CT, MRI, X-ray, mammography and ultrasound.

FDG (fluorodeoxyglucose) — A mildly radioactive form of glucose (sugar) that is the most commonly used biomarker in PET imaging.

LSO (lutetium oxyorthosilicate) — A detector crystal that enables faster PET scan times and higher quality images than predecessor detector materials (primarily BGO). CTI has the exclusive rights to develop and manufacture LSO.

LSO HI-REZ REVEAL™ Scanner — A new-generation PET/CT scanner introduced by CTI in December 2003 with three-times-higher spatial resolution than existing technology. The scanner has the potential to visualize disease that is smaller in size or earlier in development, which could be overlooked by previous PET technology.

Medical Imaging Software — Software that aids in the detection, diagnosis and management of disease through the application of image analysis tools to medical images. CTI incorporates Mirada Solutions' software into all of its PET scanner workstations.

Metabolic Activity — Complex physical and chemical processes happening within a living cell or organism that are necessary to maintain life.

Metastasis —The spread of cancerous cells from the original site to one or more locations in the body.

Molecular Medicine — Also called personalized medicine, this emerging field will allow physicians to develop treatments based on each patient's genetic makeup. CTI's management believes that this trend bodes well for PET and PET/CT use, and the development of new, proprietary molecular biomarkers.

MRI (magnetic resonance imaging) —A conventional diagnostic imaging technology that uses a magnetic field to produce anatomical images of the body. MRI primarily is used for detecting musculoskeletal disorders and injuries.

Parkinson's Disease — A chronic, progressive disease of the nervous system. It generally occurs later in life and is marked by tremors and weakness of resting muscles. CTI expects to develop biomarkers that will aid in earlier identification of this condition.

PET (positron emission tomography) — A medical imaging technology that shows the biology of disorders at the molecular level – often before anatomic changes are visible or, in some cases, before symptoms appear. PET's primary uses have been in cardiology, neurology and oncology.

PET Scan —A harmless, non-invasive way for physicians to view certain metabolic activities in the body. It typically takes from 10 to 45 minutes, depending on the equipment used.

PICO Electronics — Introduced in 2003, the first electronic design to take full advantage of the faster speed and higher quality images offered by LSO detector materials. PICO is included in all new LSO PET/CT scanners and is available to retrofit existing equipment.

Radiopharmaceutical — A radioactive compound used as an imaging agent in PET, also called a biomarker or molecular probe.

Radiopharmacy — A location where radiopharmaceuticals and biomarkers are manufactured and distributed to health care providers. PETNET currently has 40 radiopharmacies.

REVEAL™ —The brand name for CTI Solutions' full line of LSO-based PET and PET/CT scanners.

At CTI, the future of PET is clear.

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